Exhibit 2.1

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

by and among

QUOVADX, INC.

QUARTZITE HOLDINGS, INC.

and

QUARTZITE ACQUISITION SUB, INC.

Dated as of May 4, 2007

TABLE OF CONTENTS

ARTICLE I THE MERGER		2

1.1	The Merger.	2

1.2	Closing.	2

1.3	Effective Time; Closing Date.	2

1.4	Effect of the Merger.	2

1.5	Certificate of Incorporation; Bylaws.	2

1.6	Directors and Officers.	3

1.7	Taking of Necessary Action; Further Action.	3

ARTICLE II MERGER CONSIDERATION; CONVERSION OF SECURITIES		3

2.1	Total Merger Consideration.	3

2.2	Adjustment to the Total Merger Consideration.	3

2.3	Effect on Capital Stock.	3

	ARTICLE III EXCHANGE PROCEDURES	6

3.1	Acquiror to Make Funds Available.	6

3.2	Exchange.	6

ARTICLE IV TERMINATION		7

4.1	Termination.	7

4.2	Procedure Upon Termination.	9

4.3	Effect of Termination.	9

4.4	Frustration of Conditions.	9

4.5	Fees and Expenses.	10

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE COMPANY		11

5.1	Organization and Qualification.	11

5.2	Authority; Binding Obligation.	11

5.3	Corporate Records.	12

5.4	No Conflict; Required Filings and Consents.	12

5.5	Capitalization; Owners of Shares.	13

5.6	Company Reports and Company Financial Statements.	14

5.7	Absence of Certain Developments.	15

5.8	Litigation.	16

5.9	Compliance with Laws; Permits.	17

5.10	Real Property Leases.	17

5.11	Personal Property.	17

5.12	Material Contracts.	18

5.13	Labor and Employment.	19

5.14	Pension and Benefit Plans.	20

5.15	Taxes and Tax Matters.	21

5.16	Environmental Matters.	23

5.17	Intellectual Property.	24

5.18	Insurance.	26

5.19	Subsidiaries.	26

5.20	Company Information.	26

5.21	Customers and Suppliers.	27

5.22	Data Security and Privacy.	27

5.23	State Takeover Statutes.	27

5.24	Rights Plan.	27

5.25	Financial Advisors.	27

5.26	Opinion of Financial Advisor	28

5.27	CareScience SPA	28

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND ACQUIROR SUB		28

6.1	Organization and Qualification.	28

6.2	Authority; Binding Obligation.	29

6.3	No Conflict; Required Filings and Consents.	29

6.4	Litigation.	30

6.5	Financial Capability; Guarantee.	30

6.6	Compliance with Laws; Permits.	31

6.7	Acquiror Information.	31

6.8	Financial Advisors.	31

ARTICLE VII COVENANTS AND AGREEMENTS		32

7.1	Access to Information.	32

7.2	Conduct of the Business Pending the Closing.	32

7.3	Appropriate Action; Consents; Filings.	34

7.4	Shareholder Meeting.	36

7.5	Further Assurances.	37

ii

7.6	Publicity.	37

7.7	Notice of Developments.	37

7.8	No Solicitation of Transactions.	38

ARTICLE VIII EMPLOYEES AND EMPLOYEE BENEFITS		40

8.1	Company’s Employee Benefit Plans.	40

8.2	Acquiror Benefit Plans.	40

8.3	No Third Party Beneficiaries.	41

ARTICLE IX CONDITIONS TO CLOSING		41

9.1	Conditions to Obligations of Each Party Under this Agreement.	41

9.2	Conditions to Obligations of Acquiror.	41

9.3	Conditions to Obligations of the Company.	43

ARTICLE X INDEMNIFICATION		43

10.1	Non-Survival of Representations and Warranties.	43

10.2	Indemnification and Insurance.	43

ARTICLE XI DEFINITIONS		45

11.1	Certain Definitions.	45

11.2	Other Definitional and Interpretive Matters.	54

11.3	Interpretation.	55

ARTICLE XII MISCELLANEOUS		55

12.1	Confidentiality.	55

12.2	Notices.	56

12.3	Severability.	57

12.4	Entire Agreement; No Third-Person Beneficiaries.	57

12.5	Waiver; Amendment.	57

12.6	Assignment.	57

12.7	Expenses.	58

12.8	Specific Performance.	58

12.9	Governing Law; Disputes.	58

12.10	Counterparts.	59

iii

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 4, 2007, is entered into by and among Quovadx, Inc., a Delaware corporation (the “Company”), Quartzite Holdings, Inc., a Delaware corporation (the “Acquiror”), and Quartzite Acquisition Sub, Inc., a Delaware corporation (the “Acquiror Sub”) (the Company, Acquiror and Acquiror Sub are individually hereinafter referred to as “Party” and collectively as the “Parties”).

W I T N E S S E T H:

WHEREAS, Acquiror Sub, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (“Delaware Law”), will merge with and into Company (the “Merger”);

WHEREAS, the Boards of Directors of the Company, Acquiror and Acquiror Sub have determined that the Merger is advisable and fair to their respective companies and shareholders and approved and adopted this Agreement and the transactions contemplated hereby;

WHEREAS, the Parties entered into an Agreement and Plan of Merger, dated April 1, 2007 (the “Original Merger Agreement”);

WHEREAS, the Parties entered into that certain First Amendment to Agreement and Plan of Merger, dated as of April 2, 2007 (the “First Amendment” and together with the Original Merger Agreement, the “Merger Agreement”);

WHEREAS, the Parties desire to amend certain provisions of the Merger Agreement to eliminate the working capital adjustment, modify the merger consideration, amend the definition of working capital, resolve certain differences among the Parties and make certain conforming and other immaterial amendments to the Merger Agreement as set forth herein;

WHEREAS, concurrently with the execution of the Original Merger Agreement, and as a condition and inducement to Acquiror’s and Acquiror Sub’s willingness to enter into the Original Merger Agreement, certain directors and officers of the Company who hold outstanding capital stock of the Company entered into a Voting Agreement in the form attached hereto as Exhibit A (the “Voting Agreement”);

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger;

WHEREAS, certain terms used in this Agreement are defined in Article XI;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, this Agreement amends, restates and supersedes in its entirety the Merger Agreement among the Parties as follows:

ARTICLE I

THE MERGER

1.1 The Merger.

On the terms and subject to the conditions set forth in this Agreement, and in accordance with Delaware Law, at the Effective Time, Acquiror Sub shall be merged with and into the Company, with the Company being the surviving corporation (the “Surviving Corporation”) in the Merger. Upon consummation of the Merger, the separate corporate existence of Acquiror Sub shall cease, and the Surviving Corporation shall continue to exist as a Delaware corporation.

1.2 Closing.

Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at the offices of Hogan & Hartson L.L.P., located at One Tabor Center, 1200 Seventeenth Street, Suite 1500, Denver, Colorado 80202 (or at such other place as the Parties may designate in writing) at 10:00 a.m. (Mountain time) on a date to be specified by the Parties (the “Closing Date”), which date shall be no later than the third Business Day after satisfaction or waiver of the conditions set forth in Article IX (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), unless another time, date or place is agreed to in writing by the Parties hereto.

1.3 Effective Time; Closing Date.

Subject to the provisions of Section 1.2, as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article IX, the Surviving Corporation shall cause the Merger to be consummated by filing the Certificate of Merger, attached hereto as Exhibit B (the “Certificate of Merger”), and any other appropriate documents with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law (the date and time of such filing being the “Effective Time”).

1.4 Effect of the Merger.

At the Effective Time, the effect of the Merger shall be as set forth under Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Acquiror Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Acquiror Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.5 Certificate of Incorporation; Bylaws.

(a) The certificate of incorporation of Acquiror Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation, except that the corporate name of the Company shall become the corporate name of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

(b) The bylaws of Acquiror Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

1.6 Directors and Officers.

At the Effective Time, the officers and directors of Acquiror Sub immediately prior to the Effective Time shall be the officers and directors of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

1.7 Taking of Necessary Action; Further Action.

If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Acquiror Sub, the officers and directors of the Company, Acquiror and Acquiror Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.

ARTICLE II

MERGER CONSIDERATION; CONVERSION OF SECURITIES

2.1 Total Merger Consideration.

The aggregate consideration shall be an amount equal to One Hundred Thirty-Nine Million One Hundred Thousand and No/100 Dollars ($139,100,000) consisting solely of cash (the “Total Merger Consideration”).

2.2 Intentionally Omitted.

2.3 Effect on Capital Stock.

(a) As of the Effective Time, by virtue of the Merger and without any action on the part of the Company, Acquiror or Acquiror Sub or the shareholders thereof, all shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) issued and outstanding prior to the Effective Time (excluding shares held by shareholders who perfect their dissenters’ rights as provided in Section 2.3(e) and shares to be cancelled pursuant to Section 2.3(d) hereof) shall be converted into the right to receive an amount of cash equal to the Per Share Merger Consideration, without interest.

(b) At the Effective Time, each option granted by the Company under the Company’s 2006 Equity Incentive Plan, 1999 Director Option Plan or any other stock option plan or similar employee benefit plan or arrangement maintained or sponsored by the Company providing for equity compensation to any Person (collectively, the “Company Equity Incentive Plans”), other than the Company ESPP, or otherwise pursuant to certain inducement grants to purchase Common Stock (each a “Company Option” and collectively, the “Company Options”) that is outstanding and unexercised, as accelerated in accordance with Section 5.5(b), immediately prior the Effective Time, by virtue of the Merger and without any action on the part of the Company, Acquiror, Acquiror Sub or any of the holders thereof, shall be cancelled and, if the Per Share Merger Consideration exceeds the per share exercise price of such Company Option (an “In-the-Money Option”) such Company Option shall be converted into the right to receive, as soon as practicable thereafter but in any event within three (3) Business Days after the Effective Time, an amount of cash equal to the excess, if any, of the Per Share Merger Consideration over the exercise price of such In-the-Money Option (the “Option Merger Consideration”) minus any applicable withholding taxes. Prior to the Effective Time, the Company and its Board shall take any and all actions necessary to effectuate this Section 2.3(b), including the approval of any amendments to the Company Equity Incentive Plans and, including, but not limited to, satisfaction of the requirements of Rule 16b-3(e) under the Exchange Act. Further, the Company shall ensure that following the Effective Time no participant in the Company Equity Incentive Plans or other plans, programs or arrangements shall have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any Subsidiary. Prior to the Effective Time, the Company shall take all actions necessary pursuant to the terms of the Company’s Employee Stock Purchase Plan (the “Company ESPP”) to (i) shorten each currently ongoing purchase and/or offering period under the Company ESPP that extends beyond the Effective Time (the “Current Offering(s)”) such that a new purchase date for each such Current Offering shall occur prior to the Effective Time and shares of Common Stock shall be purchased by the Company ESPP participants prior to the Effective Time, and (ii) preclude the commencement of any new purchase or offering period. The Company shall take all actions necessary so that the Company ESPP shall terminate immediately prior to the earlier of (A) the day preceding the Effective Time and (B) the date upon which the Company ESPP terminates by its terms.

(c) Upon the Effective Time, by virtue of the Merger and without any action on the part of the Company, Acquiror, Acquiror Sub or the holders thereof, all Common Stock and the Company Options shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each certificate (a “Certificate”) previously representing any such Common Stock and each agreement (an “Option Agreement”) previously representing any such Company Options shall thereafter represent only the right to receive the Per Share Merger Consideration or the Option Merger Consideration, as applicable. Payments made in respect of the Company Options shall be in full satisfaction of all obligations under the Company Equity Incentive Plans and the Option Agreements. If prior to the Effective Time, the Company should split or combine its common shares, or pay a dividend in common shares or other distribution in such common shares, then the Per Share Merger Consideration and Option Merger Consideration shall be appropriately adjusted to reflect such split, combination, dividend or distribution.

(d) At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Acquiror, Acquiror Sub or any holder thereof, and notwithstanding any other provision hereof that may be to the contrary, all Common Stock that is owned directly by Acquiror, Acquiror Sub or the Company (or held in the Company’s treasury) shall be canceled and shall cease to exist and no cash or other consideration shall be delivered in exchange therefor.

(e) Notwithstanding any other provision hereof that may be to the contrary, any Shareholder who has not voted such shares in favor of the Merger and who has demanded or may properly demand appraisal rights in the manner provided by Section 262 of Delaware Law (“Dissenting Shares”) shall not be converted into a right to receive a portion of the Merger Consideration unless and until the Effective Time has occurred and the holder of such Dissenting Shares becomes ineligible for such appraisal rights. The holders of Dissenting Shares shall be entitled only to such rights as are granted by Section 262 of Delaware Law. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to Section 262 of Delaware Law shall receive payment therefor from Acquiror in accordance with Delaware Law; provided, however, that (i) if any such holder of Dissenting Shares shall have failed to establish entitlement to appraisal rights as provided in Section 262 of Delaware Law, (ii) if any such holder of Dissenting Shares shall have effectively withdrawn demand for appraisal of such shares or lost the right to appraisal and payment for shares under Section 262 of Delaware Law or (iii) if neither any holder of Dissenting Shares nor Surviving Corporation shall have filed a petition demanding a determination of the value of all Dissenting Shares within the time provided in Section 262 of Delaware Law, such holder of Dissenting Shares shall forfeit the right to appraisal of such shares and each such Dissenting Share shall be treated as if it had been, as of the Effective Time, converted into a right to receive the Per Share Merger Consideration, without interest thereon, as provided in this Section 2.3 of this Agreement. The Company shall give Acquiror prompt notice of any demands received by the Company for appraisal of any shares of Common Stock, and Acquiror shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Acquiror, make any payment with respect to, or settle or offer to settle, any such demands, with respect to any holder of Dissenting Shares before the Effective Time.

(f) At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Acquiror, Acquiror Sub or any holder thereof, each common share, par value $0.001 per share, of Acquiror Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable common share, par value $0.001 per share, of the Surviving Corporation.

(g) All cash paid in respect of the surrender for exchange of shares of Common Stock in accordance with the terms hereof shall be deemed to be in full satisfaction of all rights pertaining to such shares of Common Stock. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article.

ARTICLE III

EXCHANGE PROCEDURES

3.1 Acquiror to Make Funds Available.

At or prior to the Effective Time, Acquiror shall deposit, or shall cause to be deposited, with a bank or trust company reasonably acceptable to the Company (the “Exchange Agent”), on a timely basis, if and when needed for the benefit of the holders of Certificates, the aggregate Total Merger Consideration in cash sufficient for the Exchange Agent to make full payment of the Per Share Merger Consideration pursuant to Section 2.3 (the “Exchange Fund”). There shall be a written agreement between Acquiror and the Exchange Agent in which the Exchange Agent expressly undertakes, on reasonably customary terms, the obligation to pay the aggregate Per Share Merger Consideration as provided herein. The Company shall have a reasonable opportunity, but in any event at least five (5) Business Days, to review and comment on the agreement with the Exchange Agent prior to it being finalized.

3.2 Exchange.

(a) As soon as practicable, but no more than three (3) Business Days, after the Effective Time, provided that Company has cooperated to make the necessary information available thereto a sufficient time in advance, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for payment of the Per Share Merger Consideration pursuant to this Agreement. Additionally, the Exchange Agent shall provide a form of the letter of transmittal to the Company prior to the Closing Date. Upon surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder (or any agent thereof) of such Certificate shall be entitled to receive promptly in exchange therefor a check or wire transfer (provided such holder shall be responsible for any wire transfer fees) payable to such holder (or any agent thereof) representing the amount of cash to which such holder shall have become entitled pursuant to the provisions of Article II hereof, and the Certificate so surrendered shall forthwith be canceled.

(b) As of the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be canceled and exchanged for the Per Share Merger Consideration as provided in this Article III.

(c) Any portion of the Exchange Fund that remains unclaimed by the former Shareholders of the Company twelve (12) months after the Effective Time shall be returned to Acquiror. After such funds have been returned to Acquiror, any former Shareholders of the Company who have not theretofore complied with this Article III shall thereafter look only to Acquiror for payment of the Per Share Merger Consideration deliverable in respect of each share of Common Stock such Shareholders hold as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Acquiror, the Company, the Exchange Agent or any other Person shall be liable to any former holder of Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. Acquiror, any Affiliate of Acquiror, any Affiliated Person or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of Common Stock or the Company Options such amounts as Acquiror (or any Affiliate of Acquiror or Affiliated Person) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under Delaware Law, or any applicable provision of U.S. federal, state, local or non-U.S. tax law. To the extent that such amounts are properly withheld by Acquiror (or any Affiliate of Acquiror or Affiliated Person) or the Exchange Agent and paid over to the appropriate taxing authority, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Common Stock or the Company Options in respect of whom such deduction and withholding were made by such Person.

(d) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate (whether the record holder or any agent thereof) to be lost, stolen or destroyed, and, if required by Acquiror, the posting by such Person of a bond in such amount as Acquiror or may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate a check representing the Per Share Merger Consideration deliverable to such holder (or any agent thereof) in respect thereof pursuant to this Agreement. If payment of the Per Share Merger Consideration is to be made to any Person other than the registered holder of the Certificate surrendered in exchange therefor, it shall be a condition of the payment or issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar taxes required by reason of the payment of the Per Share Merger Consideration to any Person other than the registered holder of the Certificate surrendered, or required for any other reason relating to such holder or requesting Person, or shall establish to the reasonable satisfaction of Acquiror and the Exchange Agent that such tax has been paid or is not payable.

ARTICLE IV

TERMINATION

4.1 Termination.

This Agreement may be terminated at any time (except where otherwise indicated) prior to the Closing, whether before or after approval of this Agreement (unless otherwise set forth below), as follows:

(a) by mutual written consent of Acquiror and the Company;

(b) by Acquiror, (i) if there has been a breach of any covenant or agreement on the part of the Company that causes the condition provided in Section 9.2(b) not to be met and such breach has not been cured (if curable) within ten (10) Business Days following receipt by the Company of written notice of such breach describing the extent and nature thereof in reasonable detail or (ii) if there has been any event, change, occurrence or circumstance that renders the conditions set forth in Section 9.2(a) incapable of being satisfied by October 31, 2007 (the “Outside Date”);

(c) by the Company, (i) if there has been a breach of any covenant or agreement on the part of Acquiror or Acquiror Sub that causes the condition provided in Section 9.3(b) not to be met and such breach has not been cured (if curable) within ten (10) Business Days following receipt by Acquiror of written notice of such breach describing the extent and nature thereof in reasonable detail or (ii) or there has been any event, change, occurrence or circumstance that renders the conditions set forth in Section 9.3(a) incapable of being satisfied by the Outside Date;

(d) by either Acquiror or the Company if there shall be in effect a final, unappealable Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (d) shall not have initiated such proceeding or taken any action in support of such proceeding (it being agreed that the Parties shall use their commercially reasonable efforts to promptly appeal any such Order that is not unappealable and diligently pursue such appeal);

(e) by either Acquiror or the Company if the approval of the shareholders of the Company hereto required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the Requisite Shareholder Vote at a duly held Special Meeting of Shareholders or at any adjournment or postponement thereof (provided that the right to terminate this Agreement under this Section 4.1(e) shall not be available to any Party seeking termination who at the time is in breach or has failed to fulfill its obligations under Section 7.4 of this Agreement);

(f) by either Acquiror or the Company on or after the Outside Date if the Closing shall not have occurred by the close of business on such date (unless the failure to consummate the Closing is attributable to a breach of this Agreement on the part of the Party seeking to terminate this Agreement); provided, however, that the terminating party is not in material default of any of its obligations hereunder;

(g) by Acquiror if, the Board shall have (i) endorsed, approved or recommended any Acquisition Proposal in accordance with Section 7.8, other than that contemplated by this Agreement; (ii) effected a Change in Recommendation, (iii) resolved to do any of the foregoing or (iv) failed to reconfirm the Company Board Recommendation within ten (10) Business Days after Acquiror requests in writing that the Board do so;

(h) by Acquiror if (i) the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal; or (ii) a tender offer or exchange offer for outstanding shares of the Common Stock is commenced (other than by Acquiror or an Affiliate of Acquiror) and the Board recommends that the Shareholders tender their shares in such tender or exchange offer or, within ten (10) Business Days after such tender or exchange offer, fails to recommend against acceptance of such offer or takes no position with respect to the acceptance thereof or (iii) for any reason the Company fails to hold the Special Meeting by the Outside Date; or

(i) by the Company if, at any time prior to receiving the Requisite Shareholder Approval, the Board authorizes the Company, subject to complying with the terms of this Agreement in all material respects, to terminate this Agreement in order to enter into a binding, definitive agreement with respect to a Superior Proposal; provided that the Company shall have first paid to Acquiror the Company Termination Fee; and provided, further, that (A) the Company shall have provided Acquiror with written notice of its intent to terminate this Agreement pursuant to this Section 4.1(i) at least three (3) Business Days in advance of such termination, which written notice shall include the most current version of the definitive agreement and a reasonably detailed summary of any other material terms and conditions relating thereto, and (B) Acquiror does not make, within three (3) Business Days of receipt of such written notice, an offer that the Board determines, in good faith after consultation with the Company’s legal and financial advisors and taking into account all the terms and conditions of such offer (including any break-up fees, expense reimbursement provisions and conditions to consummation), would, if consummated, result in a transaction at least as favorable to the Shareholders as the transaction set forth in the Company’s written notice delivered pursuant to clause (A) above, it being understood that the Company shall not enter into any such binding, definitive agreement during such three (3) Business Day period (the Company agrees to notify Acquiror promptly if its intention to enter into any such agreement referred to in Section 4.1(i)(A) shall change at any time after giving such notification).

4.2 Procedure Upon Termination.

In the event of termination and abandonment by Acquiror or the Company, or both, pursuant to Section 4.1 hereof, written notice thereof shall forthwith be given to the other Party or Parties and this Agreement shall terminate, and the Merger shall be abandoned, without further action by Acquiror or the Company.

4.3 Effect of Termination.

Upon the termination of this Agreement in accordance with Sections 4.1 and 4.2 hereof, Acquiror and the Company shall be relieved of any further duties and obligations under this Agreement after the date of such termination; provided, that no such termination shall relieve any Party hereto from Liability for any willful breach or fraud by a Party of this Agreement; provided, further, that the obligations of the Parties set forth in Section 4.5, Articles X and XII hereof shall survive any such termination and shall be enforceable after such termination.

4.4 Frustration of Conditions.

Neither Acquiror or Acquiror Sub, on the one hand, nor the Company, on the other, may rely on the failure of any condition set forth in Section 9.1, 9.2, or 9.3 to be satisfied if such failure was caused by such Party’s failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

4.5 Fees and Expenses.

(a) Except as otherwise set forth in this Section 4.5 or in Section 12.7, all expenses incurred in connection with this Agreement shall be paid by the Party incurring such expenses, whether or not the transactions contemplated hereunder are consummated.

(b) The Company agrees that, in order to compensate Acquiror for the direct and substantial damages suffered by Acquiror in the event of termination of this Agreement under certain circumstances, which damages cannot be determined with reasonable certainty, the Company shall pay to Acquiror the Company Termination Fee upon the earliest to occur of the following events:

(i) The termination of this Agreement by Acquiror pursuant to Sections 4.1(b)(i), (g) or (h);

(ii) The termination of this Agreement by Acquiror or the Company pursuant to Sections 4.1(e) and (f) if within twelve (12) months of the termination of this Agreement, the Company has consummated a transaction with respect to an Acquisition Proposal that was publicly announced or communicated to the Board or senior management and not withdrawn prior to the date of the termination; or

(iii) The termination of this Agreement by the Company pursuant to Section 4.1(i).

For purposes of this Agreement, “Company Termination Fee” means an amount equal to three and one half percent (3.5%) of the Total Merger Consideration less any Expenses actually reimbursed and paid by the Company to Acquiror under Section 4.5(c).

(c) Upon any termination of this Agreement for which a Company Termination Fee is due and payable under Section 4.5(b) (provided that neither Acquiror’s nor Acquiror Sub’s noncompliance with its obligations under this Agreement has materially contributed to the breach, failure to perform or other event or condition giving rise to such termination), the Company shall reimburse Acquiror and its Affiliates for one hundred percent (100%) of their Expenses (as defined below) in an amount not to exceed three and one half percent (3.5%) of the Total Merger Consideration. In the event this Agreement is terminated pursuant to Section 4.1(e), but a Company Termination Fee is not payable under Section 4.5(b), the Company shall reimburse Acquiror and its Affiliates for one hundred percent (100%) of their Expenses (as defined below) in an amount not to exceed Six Hundred Fifty Thousand and No/100 Dollars ($650,000). The term “Expenses” means all actual and documented out-of-pocket expenses of Acquiror and its Affiliates in connection with this Agreement and the transactions contemplated hereby, including, without limitation, fees and expenses of accountants, attorneys and financial advisors, and all costs of Acquiror and its Affiliates relating to the financing of the Merger (including, without limitation, advisory and commitment fees and reasonable fees and expenses of counsel to potential lenders).

(d) The Company Termination Fee, and/or Expenses, shall be paid by the Company as directed by Acquiror in writing in immediately available funds on the date(s) specified above, or, if no such date is specified, not later than three (3) Business Days after the date of the event giving rise to the obligation to make such payment.

(e) The Company acknowledges that the agreements contained in this Section 4.4 are an integral part of the transactions contemplated by this Agreement. In the event that the Company shall fail to pay the Company Termination Fee when due, the Company shall reimburse Acquiror for all reasonable costs and expenses actually incurred or accrued by Acquiror (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 4.4, together with interest on such amounts (or any unpaid portion thereof) from the date such payment was required to be made until the date such payment is received by Acquiror and its Affiliates at the prime rate of Citibank, N.A. as in effect from time to time during such period.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as specifically set forth in the Schedules (with specific references to the Section or subsection of this Article V to which the information stated in such disclosure relates, notwithstanding the fact that any such Section or subsection does not specifically permit or require disclosure of information on a schedule), the Company hereby represents, warrants to and agrees with Acquiror as follows, in each case as of April 1, 2007 and as of the Closing Date:

5.1 Organization and Qualification.

The Company is a corporation duly incorporated, validly existing and in good standing under Delaware Law, and has all requisite corporate power and authority to own, operate and lease its assets, to carry on the Business, to execute and deliver this Agreement and to carry out the transactions contemplated hereby. The Company is duly qualified or authorized to conduct business as a foreign corporation and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or authorization necessary other than where the failure to be so qualified, authorized or in good standing would not have a Material Adverse Effect.

5.2 Authority; Binding Obligation.

The Company has all requisite power, authority and legal capacity to execute and deliver this Agreement and each of the other agreements, documents, certificates or other instruments contemplated hereby and thereby (the “Company Documents”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement, the execution, delivery and performance by the Company of the Company Documents, and the consummation by the Company of the transactions contemplated hereby and thereby, have been duly authorized and approved by all necessary corporate action, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement and the Company Documents, or to consummate the transactions contemplated hereby and thereby, other than the approval and adoption of this Agreement by the Requisite Shareholder Vote. The Requisite Shareholder Vote

is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger under Delaware Law, the Company’s certificate of incorporation and bylaws or otherwise. This Agreement has been, and the Company Documents will be at or prior to the Closing, duly executed and delivered by the Company. This Agreement constitutes, and the Company Documents when so executed and delivered, will constitute a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws, affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity); provided, however, that the Merger will not become effective until the Certificate of Merger is filed with the office of the Secretary of State of the State of Delaware.

At a meeting duly called and held, the Board has determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Shareholders, approved and adopted this Agreement and the transactions contemplated hereby and resolved (subject to Section 7.4) to recommend approval and adoption of this Agreement by the Shareholders (the “Company Board Recommendation”).

5.3 Corporate Records.

(a) The Company has furnished to Acquiror a true and complete copy of the certificate of incorporation of the Company and a true and complete copy of the Company’s bylaws, as in effect on April 1, 2007.

(b) The books of account, stock records, minute book and other corporate and financial records of the Company are complete and correct in all material respects and have been maintained in accordance with reasonable business practices for companies similar to the Company, and the Company will have prior to Closing prepared and made available to Acquiror the minutes for all meetings of the Board and/or shareholders of the Company held as of April 1, 2007 (or written consents in lieu of such meetings).

5.4 No Conflict; Required Filings and Consents.

(a) None of the execution, delivery and performance by the Company of this Agreement or the Company Documents, the fulfillment of and compliance with the respective terms and provisions hereof or thereof, or the consummation by the Company of the transactions contemplated hereby and thereby, will conflict with, or violate any provision of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the certificate of incorporation or bylaws of the Company, (ii) any material Contract or material Permit to which the Company is a party or bound, (iii) any material Order of any Governmental Body applicable to the Company or by which the Company is bound or (iv) any applicable Law in any material respect.

(b) No consent, waiver, approval, Order, Permit or authorization of, or filing with, or notification to, any Person or Governmental Body is required on the part of the Company in connection with the execution and delivery of this Agreement, the compliance by the Company with any of the provisions hereto, or the consummation of the transactions contemplated hereby and thereby, except for (i) compliance with the applicable requirements of the HSR Act and (ii) the filing with the SEC of a proxy statement in definitive form relating to the meeting of Shareholders to be held in connection with this Agreement and the transactions contemplated by this Agreement (as amended or supplemented, the “Proxy Statement”).

5.5 Capitalization; Owners of Shares.

(a) The authorized capital stock of the Company consists of one hundred million (100,000,000) shares of Common Stock of which forty-two million two hundred thirteen thousand six hundred ninety-one (42,213,691) shares of Common Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable, and five million (5,000,000) shares of Preferred Stock of which two hundred thousand (200,000) shares have been designated as Series A Participating Preferred Stock and the remaining four million eight hundred thousand (4,800,000) shares are undesignated. Zero (0) shares of Series A Participating Preferred Stock are issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 5.5(b), no other shares of Common Stock have been reserved for any purpose.

(b) Except for the Company Equity Incentive Plans neither the Company nor any of its Subsidiaries has ever adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity compensation to any Person. Each Company Equity Incentive Plan has been duly authorized, approved and adopted by the Company’s Board of Directors and the Shareholders and is in full force and effect. As of April 1, 2007, the Company has reserved a total of 8,837,706 shares of the Company Common Stock for issuance under all of the Company Equity Incentive Plans, of which (i) 5,358,959 shares are issuable upon the exercise of outstanding, unexercised Company Options, of which 4,429,237 are vested, and (ii) 3,478,747 shares are available for grant but have not yet been granted pursuant to the Company Equity Incentive Plans. No outstanding Company Option permits payment of the exercise price therefor by any means other than cash, check, cashless exercise or with certain shares of the Common Stock that have been owned by the optionee for at least six (6) months. All outstanding Company Options have been offered, issued and delivered by the Company in compliance in all material respects with all applicable Laws and with the terms and conditions of the Company Equity Incentive Plans. Schedule 5.5(b) sets forth for each outstanding Company Option (whether vested or unvested), the name of the record holder of such Company Option (and, to the Company’s Knowledge, the name of the beneficial holder, if different), the domicile address of such holder as set forth on the books of the Company, an indication of whether such holder is an employee, the date of grant or issuance of such option, the number of shares of Common Stock subject to such option, the exercise price of such option and whether such option is a nonstatutory option or an incentive stock option as defined in Section 422 of the Code. All outstanding unexercised Company Options and unvested restricted stock awards will be accelerated and become exercisable and/or vested pursuant to the terms of the Company Equity Incentive Plans and/or Option Agreements, other than the Company ESPP, as a result of the transactions contemplated by this Agreement.

(c) Except for the Company Options, there are no outstanding securities convertible into or exchangeable for Common Stock, any other securities of the Company or any of its Subsidiaries and no outstanding options, rights (preemptive or otherwise), or warrants to purchase or to subscribe for any shares of such stock or other securities of the Company or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company or any of its Subsidiaries. There are no outstanding Contracts affecting or relating to the voting, issuance, purchase, redemption, registration, repurchase or transfer of Common Stock or any other securities of the Company or any of its Subsidiaries, except for the Voting Agreement, the Company Equity Incentive Plans and any other items described in Schedule 5.5(c), (collectively, the “Rights Agreements”). On or prior to the Effective Time, all Rights Agreements shall have been terminated and of no further force or effect. Each of the outstanding shares of Common Stock was issued in compliance with all applicable federal and state Laws concerning the issuance of securities.

5.6 Company Reports and Company Financial Statements.

(a) The Company has timely filed all Company Reports required to be filed with the SEC after December 31, 2004. No Subsidiary of the Company is subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. Each Company Report has complied, or will comply as the case may be, in all material respects with the applicable requirements of the Securities Act, and the rules and regulations promulgated thereunder, or the Exchange Act, and the rules and regulations promulgated thereunder, as applicable, each as in effect on the date so filed. None of the Company Reports (including any financial statements or schedules included or incorporated by reference therein) contained or will contain, as the case may be, when filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) any untrue statement of a material fact or omitted or omits or will omit, as the case may be, to state a material fact required to be stated or incorporated by reference therein or necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading.

(b) Each of the Chief Executive Officer and Chief Financial Officer of the Company has made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the applicable Company Reports filed prior to April 1, 2007 (collectively, the “Certifications”), and the statements contained in such Certifications are accurate in all material respects as of the filing thereof.

(c) The Company has made available to Acquiror all of the Company Financial Statements. All of the Company Financial Statements comply with applicable requirements of the Exchange Act and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company at the respective dates thereof and the consolidated results of its operations and changes in cash flows for the periods indicated (subject, in the case of unaudited statements, to normal year-end audit adjustments consistent with GAAP).

(d) The Company has implemented and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The

Company has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) designed to ensure that information relating to the Company, including its consolidated Subsidiaries, required to be disclosed in the reports the Company files or submits under the Exchange Act is made known to the Chief Executive Officer and the Chief Financial Officer of the Company by others within those entities.

(e) The Company is, and since December 31, 2004 has been, in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(f) The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K promulgated under the Exchange Act, for senior financial officers, applicable to its principal financial officer, comptroller or principal accounting officer, or Persons performing similar functions. The Company has promptly disclosed, by filing a Form 8-K, any change in or waiver of the Company’s code of ethics, as required by Section 406(b) of Sarbanes-Oxley Act. To the Company’s Knowledge, there have been no violations of provisions of the Company’s code of ethics.

(g) There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company. The Company has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h) There are no Liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether or not accrued and whether or not contingent or absolute, that are material to the Company, other than (i) Liabilities disclosed and provided for in the Company Balance Sheet or in the notes thereto; or (ii) Liabilities incurred in the Ordinary Course of Business consistent with past practice since the date of the Company Balance Sheet, none of which are material to the Company in amount or significance; or (iii) Liabilities incurred on behalf of the Company under this Agreement.

(i) As of March 31, 2007, Working Capital was not less than Forty-Two Million Five Hundred Thirty-Seven Thousand and No/100 Dollars ($42,537,000), and a reasonably detailed calculation (including specifically separate line items as required by GAAP) of the Company’s Working Capital is set forth on Schedule 5.6(i).

5.7 Absence of Certain Developments.

Except for the transactions contemplated hereby, since December 31, 2006 the Company has not:

(a) suffered a Material Adverse Effect;

(b) incurred any material Liability or entered into any other transaction except in the Ordinary Course of Business;

(c) suffered any material adverse change in its relationship with any of the suppliers, customers, distributors, lessors, licensors, licensees or other third parties that are material to the Company;

(d) increased the rate or terms of compensation or benefits payable to or to become payable by it to its key employees or increased the rate or terms of any bonus, pension or other employee benefit plan covering any of its key employees, except in each case increases consistent with past business practice occurring in the Ordinary Course of Business (including normal periodic performance reviews and related compensation and benefits increases);

(e) waived any claim or rights of material value other than in the Ordinary Course of Business;

(f) sold, leased, licensed or otherwise disposed of any of its material assets, other than in the Ordinary Course of Business;

(g) entered into any transaction or Material Contract other than in the Ordinary Course of Business;

(h) made any capital expenditure in excess of One Hundred Thousand and No/100 Dollars ($100,000.00);

(i) adopted or amended any Employee Plan;

(j) made any adjustment or change in the price or other change in the terms of any options, warrants or convertible securities of the Company (including the Company Options, but excluding any adjustments required by contractual terms and reflected in Schedule 5.5(b));

(k) made any material payments for purposes of settling any disputes;

(l) split, combined, or reclassified any of its outstanding shares, or repurchased, redeemed or otherwise acquired any of shares of capital stock, or declared or paid any dividend on its capital stock;

(m) entered into any Contract pursuant to which any other Person is granted exclusive marketing or other exclusive rights in, or to, Intellectual Property of the Company;

(n) other than related to the implementation of FIN No. 48, changed the accounting or Tax reporting principles, methods or policies; or

(o) committed pursuant to a legally binding agreement to do any of the things set forth in clauses (a) through (n) above.

5.8 Litigation.

There are no Legal Proceedings pending or, to the Company’s Knowledge, material Legal Proceedings threatened against Company, or which question the validity or enforceability of this Agreement or any action contemplated herein. The Company is not operating under or subject to, or in default with respect to any Order of any Governmental Body. Schedule 5.8, sets forth all agreements entered into by the Company since January 1, 2005 settling or otherwise terminating actions, suits, claims, governmental investigations or arbitration proceedings against the Company, or which question the validity or enforceability of this Agreement or any action contemplated herein.

5.9 Compliance with Laws; Permits.

(a) The Company has complied and is in compliance in all material respects with all Laws applicable to the Company. Since January 1, 2004, the Company has not been cited, fined or otherwise notified of any asserted past or present failure to comply, in any material respect, with any Laws and, to the Company’s Knowledge, no investigation or proceeding with respect to any such violation is pending or threatened.

(b) The Company currently has all governmental approvals, authorizations, consents, licenses, permits and certificates required for the operation of the Company (the “Permits”) as presently conducted in the Ordinary Course of Business, other than those the failure of which to possess is immaterial. All Permits are valid and in full force and effect, the Company is in compliance with their requirements, and the Company is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation), in any material respect of any term, condition or provision of any Permit, and no proceeding is pending or, to the Company’s Knowledge, threatened to revoke or amend any of the Permits.

5.10 Real Property Leases.

(a) The Company does not own real property, nor has the Company ever owned any real property. Schedule 5.10(a) sets forth a list of all real property and interests in real property currently leased by the Company which referred to herein as the “Real Property Leases.” The Company has a valid and enforceable leasehold interest under each of the Real Property Leases, free and clear of all Encumbrances other than the Permitted Encumbrances. Each of the Real Property Leases is in full force and effect, and the Company has not received or given any written notice of any default or event that with notice or lapse of time, or both, would constitute a material default by the Company under any of the Real Property Leases and, to the Company’s Knowledge, no other party is in material default thereof. The Company has delivered or otherwise made available to Acquiror true, correct and complete copies of all Real Property Leases, together with all amendments, modifications or supplements, if any, thereto.

(b) All of the leased real property, buildings, fixtures and improvements owned or leased by the Company which are material to the Company are in reasonable good operating condition and repair (subject to normal wear and tear) and have been maintained in reasonably good operating condition in the Ordinary Course of Business in a manner consistent with past maintenance practices of the Company.

5.11 Personal Property.

(a) Schedule 5.11(a) sets forth all leases of personal property to which the Company is a party as of April 1, 2007 involving annual payments in excess of $10,000 (the “Leased Personal Property”). The Company has not received or given any written notice of any default or event that with notice or lapse of time or both would constitute a material default by the Company under any lease entered into in connection with the Leased Personal Property and, to the Company’s Knowledge, no other party is in material default or default thereunder.

(b) All tangible personal property which is material in the operation of the Company has been maintained in reasonable operating condition in the Ordinary Course of Business in a manner consistent with past maintenance practices of the Company. The Company has good and valid title to, or a valid leasehold interest in, all of the tangible properties and assets which it purports to own or lease. All properties and assets reflected in the Company Balance Sheet are free and clear of all Encumbrances, other than Permitted Encumbrances.

5.12 Material Contracts.

(a) Schedule 5.12(a) lists each Contract to which the Company is a party or by which the Company, or any of its assets, is bound, except for non-customer Contracts pursuant to which the obligations, of either party thereto are, or are contemplated to be, One Hundred Thousand and No/100 Dollars ($100,000) or less (each, a “Material Contract”), including without limitation the following Material Contracts:

(i) Contracts with any Affiliate or current or former officer or director of the Company (other than Contracts made in the Ordinary Course of Business on terms generally available to similarly situated non-affiliated parties);

(ii) Contracts with any labor union or association representing any Employees;

(iii) Contracts relating to incurrence of Indebtedness, or the making of any loans, in each case involving amounts in excess of Two Hundred Fifty Thousand and No/100 Dollars ($250,000.00);

(iv) Dealer, distributor, reseller, OEM, VAR, joint marketing or joint development Contract that cannot be canceled without penalty upon notice of ninety (90) days or less;

(v) Contract that limits the freedom of the Company to compete in any line of business or with any Person in any area;

(vi) Contracts (other than Contracts made in the Ordinary Course of Business) which involve the expenditure of more than One Million and No/100 Dollars ($1,000,000.00) in the aggregate or require performance by any party more than one (1) year from April 1, 2007 that, in either case, are not terminable by the Company without penalty on notice of one hundred eighty (180) days or less;

(vii) Other Contract not made in the Ordinary Course of Business that is material to the Company’s Business as conducted and as proposed to be conducted as of April 1, 2007;

(viii) Contracts with customers which involve the annual receipt of more than One Hundred Thousand and No/100 Dollars ($100,000); and

(ix) The CareScience SPA.

(b) Each Material Contract is legal, valid, binding on the Company, enforceable and in full force and effect (except as such enforceability may be subject to Laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of Law governing specific performance, injunctive relief or other equitable remedies) and to the Company’s Knowledge, each Material Contract will continue to be legal, valid, binding on the other parties thereto, enforceable and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement and following delivery of any consents or approval contemplated hereby.

(c) The Company has not received any written notice of any default or event that with notice or lapse of time or both would constitute a material default by the Company under any Material Contract.

5.13 Labor and Employment.

(a) Collective Bargaining. There are no collective bargaining or other labor union agreements to which the Company is a party and there are no labor or collective bargaining agreements which pertain to the Employees. There is no union organization activity involving any of the Employees pending or, to the Company’s Knowledge, threatened, nor has there ever been union representation involving any of the Employees. There are no strikes, slowdowns, lockdowns, arbitrations, work stoppages or material grievances or other labor disputes pending or, to the Company’s Knowledge, threatened or reasonably anticipated between the Company and (i) any current or former employees of the Company or (ii) any union or other collective bargaining unit representing such employees. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company since January 1, 2005.

(b) Employment Terms. Schedule 5.13(b) is a true and complete list containing the names and positions of all Employees as of April 1, 2007, together with (i) each Employee’s current annual salary or wage, (ii) the amount and date of any scheduled salary increase for each Employee, (iii) commissions due and draws outstanding for each Employee and (iv) other advances or receivables owing to the Company from each Employee.

(c) The Company has the right to terminate the employment of each of its Employees at will and to terminate the engagement of any of its independent contractors without payment to such Employee or independent contractor other than for services rendered through termination and without incurring any penalty or Liability.

(d) The Company is in compliance, in all material respects, with all Laws relating to employment practices.

(e) Since January 1, 2002, the Company has not experienced any labor problem that was or is material to it. To the Company’s Knowledge, the Company’s relations with its employees are currently on a good and normal basis.

(f) No severance or other payment (including any retention bonus) to an Employee will become due or Employee benefits or compensation increase or accelerate as a result of the transactions contemplated by this Agreement, solely or together with any other event, including a subsequent termination of employment and Schedule 5.13(f) sets forth the name of each related agreement or plan, the Employee or Employees covered thereby and the amounts to be payable thereunder, with any of the foregoing relating to employees of CareScience or the CareScience SPA being separately identified as such. Each Employee entitled to any payment under the Executive Transaction Bonus Plan, effective as of August 31, 2006 in connection with the transactions contemplated by this Agreement and the CareScience SPA has executed a letter agreement in the form of Exhibit C, and such letter agreement is the valid, binding and enforceable obligation of such Employee.

5.14 Pension and Benefit Plans.

The Company hereby represents and warrants to Acquiror that:

(a) Schedule 5.14(a) contains a correct and complete list identifying each material “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, severance, change in control or similar contract, plan, arrangement or policy and each other plan or arrangement providing for compensation, profit-sharing, stock option or other stock-related rights or other forms of incentive or deferred compensation, insurance (including any self-insured arrangements), health or medical benefits, disability or sick leave benefits, post-employment or retirement benefits and fringe benefits (each, an “Employee Plan”) which is maintained, administered or contributed to by the Company or any ERISA Affiliate and covers any Employee or Former Employee of the Company or any ERISA Affiliate. Copies of such plans and arrangements (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto and written interpretations thereof have been furnished to Acquiror. Such plans are referred to collectively herein as the “Employee Plans.”

(b) None of the Company, any of its ERISA Affiliates and any predecessor thereof sponsors, maintains or contributes to, or has in the past sponsored, maintained or contributed to, any Employee Plan subject to Title IV of ERISA or any defined benefit plan.

(c) None of the Company, any ERISA Affiliate of the Company and any predecessor thereof contributes to, or has in the past contributed to, any Multiemployer Plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”).

(d) There is no current or projected Liability in respect of post-employment or post-retirement health or medical or life insurance benefits for retired, former or current Employees, except as required to avoid excise tax under Section 4980B of the Code.

(e) As to all Employees Plans:

(i) all such Plans comply and have been administered in all material respects in form and in operation with all applicable Laws, all required returns (including without limitation information returns) have been prepared in accordance with all applicable Laws and have been timely filed in accordance with applicable Laws, and neither the Company nor any ERISA Affiliate has received any outstanding written notice from any Governmental or quasi-Governmental Body questioning or challenging such compliance;

(ii) all Employee Plans intended to comply with Section 401 of the Code are maintained by the Company in form and in operation with all applicable requirements of the Code and ERISA, a favorable determination letter has been received from the Internal Revenue Service with respect to each such Plan (or the sponsor of the Plan is entitled to rely on a favorable opinion letter issued to the Plan’s prototype sponsor by the Internal Revenue Service) and no event, to the Company’s Knowledge, has occurred that will or could reasonably be expected to give rise to disqualification of any such Plan or to a tax under Section 511 of the Code;

(iii) to the Company’s Knowledge, there are no non-exempt “prohibited transactions” (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any Employee Plan and neither the Company nor any of its ERISA Affiliates has otherwise engaged in any prohibited transaction; and

(iv) there have been no acts or omissions by the Company or any ERISA Affiliate that have given rise to or could reasonably be expected to give rise to material fines, penalties, taxes or related charges under Sections 502(c) or 502(i) of ERISA or Chapter 43 of the Code for which the Company or any ERISA Affiliate may be liable and neither the Company nor any ERISA Affiliate nor, to the Company’s Knowledge, any of their respective directors, officers, employees or any other fiduciary has committed any breach of fiduciary responsibility imposed by ERISA that would subject the Company or any ERISA Affiliate or any of their respective directors, officers or employees to liability under ERISA.

(f) All individuals considered by the Company or any ERISA Affiliate to be independent contractors are, and could only be reasonably considered to be, in fact “independent contractors” and are not “employees” or “common law employees” for tax, benefits, wage, labor or any other legal purpose.

(g) No Employee is entitled to, nor shall any Employee accrue or receive, additional benefits, services, accelerated rights to payment of benefits or accelerated vesting, whether pursuant to any Employee Plan or otherwise, including the right to receive any parachute payment as defined in Section 280G of the Code, or become entitled to severance, termination allowance or other similar payments as a result of this Agreement and the transactions contemplated hereunder.

(h) All options that have been granted by the Company to Employees that purport to be “incentive stock options” under the Code comply with all applicable requirements necessary to qualify for such tax status, and no option is subject to the provisions of Section 409A of the Code.

5.15 Taxes and Tax Matters.

(a) The Company and each Subsidiary has:

(i) paid or caused to be paid all Taxes required to be paid by it (including but not limited to any Taxes shown due on any Tax Return); and

(ii) filed or caused to be filed all Tax Returns required to be filed by it with the appropriate taxing authority in all jurisdictions in which such Tax Returns are required to be filed (and all Tax Returns filed on behalf of the Company were true, complete and correct).

(b) Neither the Company nor any Subsidiary has been notified by the IRS or any other taxing authority that any issues have been raised by the IRS or any other taxing authority in connection with (A) any Taxes owed by the Company or any Subsidiary or (B) any Tax Return filed by or on behalf of the Company or any Subsidiary.

(c) There are no pending Tax audits and no waivers of statutes of limitations have been given or requested with respect to the Company or any Subsidiary.

(d) There are no Encumbrances on the assets of the Company or any Subsidiary with respect to Taxes, except for Encumbrances for current Taxes not yet due and payable for which adequate reserves have been provided for in the latest balance sheet of the Company.

(e) No unresolved deficiencies or additions to Taxes have been proposed, asserted, or assessed against the Company or any Subsidiary and no claim has been made during the past five (5) years by any Governmental Body in a jurisdiction where neither the Company nor any of its Subsidiaries filed Tax Returns or paid Taxes that it is or may be subject to any taxation by that jurisdiction.

(f) The charges, accruals and reserves for Taxes (rather than any reserve for deferred Taxes established to reflect timing difference between book and Tax income), reflected in the most recent balance sheet of the Company (rather than any notes thereto) are adequate in all material respects to cover all unpaid Taxes of the Company and the Subsidiaries. All reserves for Taxes as adjusted for operations and transactions and the passage of time through the Effective Time in accordance with past custom and practice of the Company and the Subsidiaries are adequate to cover all unpaid Taxes of the Company and the Subsidiaries accruing through the Effective Time.

(g) The Company and each Subsidiary has complied in all material respects with all applicable requirements relating to the collection or withholding of Taxes (such as sales Taxes or withholding of Taxes from the wages of employees).

(h) Neither the Company nor any Subsidiary has any Liability in respect of any tax sharing agreement with any Person.

(i) Neither the Company nor any Subsidiary has agreed to (nor has any other Person agreed to on its behalf), and neither the Company nor any Subsidiary is required to, make any adjustments or changes, to its accounting methods pursuant to Section 481 of the Code, and the IRS has not proposed any such adjustments or changes in the accounting methods of such Persons.

(j) Neither the Company nor any Subsidiary will be required to include in income, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law), (B) open transaction or installment disposition made on or prior to the Closing Date, or (C) prepaid amount received on or prior to the Closing Date.

(k) Neither the Company nor any of its Subsidiaries has participated or engaged in any transaction that constitutes a “reportable transaction” as such term is defined in Treasury Regulation Section 1.6011-4(b)(1) or any transaction that constitutes a “listed transaction” as such term is defined in Treasury Regulation Section 1.6011-4(b)(2).

(l) Neither the Company nor any of its Subsidiaries have (A) ever been a member of a consolidated group of corporations (other than a group the common parent of which is the Company) and (B) any Liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury regulation Section 1.1502-6 (or any similar state, local or foreign tax Law) as a transferee or successor, by contract or otherwise.

(m) Neither the Company nor any Subsidiary is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code).

(n) Other than as a result of the Merger, neither the Company nor any Subsidiary is subject to any limitation on the use of its Tax attributes under Section 382, 383, and 384 of the Code or Treasury Regulation Section 1.1502-15 or-21 (regarding separate return limitation years) or any comparable provisions of state or foreign law.

(o) Neither the Company nor any Subsidiary has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Sections 355, 356, or 361 of the Code (A) in the two (2) years prior to April 1, 2007 (or will constitute such a corporation in the two (2) years prior to the Closing Date) or (B) in a distribution that otherwise constitutes part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(p) No claim has been made within the last three (3) years by any taxing authority in a jurisdiction in which the Company or any Subsidiary does not file Tax Returns that such Person is or may be subject to taxation by that jurisdiction.

(q) The net operating losses as of December 31, 2006 of (i) the Company on a consolidated basis and (ii) CareScience separately, are as set forth on Schedule 5.15(q).

5.16 Environmental Matters.

With respect to the properties required to be set forth in Schedule 5.10(a), the Company is in material compliance with all Environmental Laws. Except as would not reasonably be expected to result in material Liability under Environmental Laws, to the Company’s Knowledge, there has been no Release of Hazardous Materials at, on, under or from the properties set forth in Schedule 5.10(a). The Company has delivered to Acquiror copies of any non-privileged environmental reports, studies, analyses, tests, or monitoring in the Company’s possession pertaining to the environmental condition of the properties listed in Schedule 5.10(a) or concerning the Company’s compliance with Environmental Law.

5.17 Intellectual Property.

(a) Schedule 5.17(a) contains a correct and complete list of all the Company Registered Intellectual Property and all material unregistered copyrights (excluding products and services), trademarks and service marks of the Company.

(b) To the Company’s Knowledge, no Purchased Intellectual Property owned by the Company is subject to any proceeding or outstanding Order (i) restricting in any manner the use thereof by the Company or (ii) that may affect the validity or enforceability thereof. To the Company’s Knowledge, no Purchased Intellectual Property licensed to the Company which is material to the Company is subject to any proceeding or outstanding consent, decree, Order or judgment (A) restricting in any manner the use thereof by the Company or (B) that may affect the validity or enforceability thereof.

(c) Each item of Company Registered Intellectual Property is subsisting and in full force in all material respects. All necessary registration, maintenance and renewal fees currently due and owing in connection with the Company Registered Intellectual Property have been paid and all necessary documents, recordations and certifications in connection with the Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property and recording ownership by the Company of such Company Registered Intellectual Property.

(d) The Company is the sole and exclusive owner of each item of Purchased Intellectual Property used by the Company, other than Purchased Intellectual Property that is licensed to the Company, free and clear of any Encumbrance, except Permitted Encumbrances.

(e) Schedule 5.17(e) sets forth a correct and complete list of (i) the Company Proprietary Software and (ii) the Company Licensed Software (excluding commercially-available off-the-shelf Software). The Company is not in material violation of any license, sublicense or other agreement to which the Company is a party or otherwise bound granting rights to the Company to use any of the Company Licensed Software. Neither the Company nor any of its Affiliates is obligated to provide any consideration (whether financial or otherwise) to any third party, nor is any third party otherwise entitled to any consideration, with respect to any exercise of rights by the Company, before or after the Merger, in the Purchased Intellectual Property.

(f) The operations of the Company as currently conducted, including the Company’s design, development, manufacture, use, reproduction, display, marketing and sale of the products or services (including Software) do not infringe or misappropriate the Intellectual Property of any third party.

(g) The Company has not received written notice from any third party that the operations as currently conducted, or any current product or service of the Company infringes or misappropriates the Intellectual Property of any third party.

(h) Except for technical breaches, which individually and in the aggregate are not material, of license agreements with customers entered into in the Ordinary Course of Business, to the Company’s Knowledge, no Person is infringing or misappropriating any Purchased Intellectual Property that is owned by or exclusively licensed to the Company.

(i) The Company has taken commercially reasonable steps to protect the rights of the Company in the Confidential Information and any trade secret or confidential information of third parties used by the Company.

(j) The Company maintains in place and has taken commercially reasonable steps to enforce appropriate policies designed to ensure that all Purchased Intellectual Property owned by the Company and developed by Employees of the Company is developed by such Employees while working within the scope of their employment at the time of such development. The Company further has a policy requiring its Employees agents, consultants, contractors or other Persons with responsibility for the development of Intellectual Property to execute appropriate instruments of assignment in favor of the Company as assignee to convey to the Company ownership of the Purchased Intellectual Property developed by such Employees, agents, consultants, contractors or other Persons on behalf of the Company, and where such Intellectual Property has been developed the Company has secured written and binding assignments from such Persons.

(k) Subject to obtaining any required consents of third parties set forth on Schedule 5.17(k), the consummation of the transactions contemplated under this Agreement shall not alter, impair or otherwise affect any rights or obligations of the Company in any of the Purchased Intellectual Property, and as of the consummation of the transactions contemplated hereby, the Company shall have all of its rights thereto without modification or impairment.

(l) Prior to the Closing Date, the Company has not provided, and did not obligate itself to provide, directly or indirectly, the source code for any of the Company Software to any other Person. Moreover, the Company has not, by license, transfer, sale, escrow or otherwise, permitted any other Person to reverse engineer, disassemble or decompile any such Software to create such source code (excluding Persons expressly engaged to perform such services on behalf of the Company).

(m) The Company’s licensed and marketed commercially available products and services, including any customized products, operate and function materially and substantially in accordance with agreed specifications or corresponding end user documentation provided by the Company and in accordance, in all material respects, with applicable contractual obligations of the Company and its Subsidiaries.

(n) Except as set forth on Schedule 5.17(n), the Company Software does not include any Publicly Available Software and the Company has not used Publicly Available Software in whole or in part in the development of any part of the Company Software in a manner that may subject the Company Software in whole or in part, to all or part of the license obligations of any Publicly Available Software. “Publicly Available Software” means each of (i) any Software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g. Linux), or similar licensing and distribution models; and (ii) any software that requires as a condition of use, modification, and/or distribution of such software that such software or other software incorporated into, derived from, or distributed with such software (A) be disclosed or distributed in source code form; (B) be licensed for the purpose of making derivative works; or (C) be redistributable at no or minimal charge. Publicly Available Software includes, without limitation, software licensed or distributed under any of the following licenses or distribution models similar to any of the following: (1) GNU General Public License (GPL) or Lesser/Library GPL (LGPL), (2) the Artistic License (e.g. PERL), (3) the Mozilla Public License, (4) the Netscape Public License, (5) the Sun Community Source License (SCSL), the Sun Industry Source License (SISL), and (6) the Apache Server License.

5.18 Insurance.

(a) Schedule 5.18(a) sets forth a true and complete list of all material insurance policies held by the Company and sets forth the name of each insurer, amount of coverage, type of insurance, policy number and any material pending claims under such policies.

(b) For each policy of insurance required to be identified in Schedule 5.18(a), all premiums due with respect thereto are currently paid and the Company has not received any written notice that such policy has been or shall be canceled or terminated or will not be renewed on substantially the same terms as are now in effect or the premium on such policy shall be materially increased on the renewal thereof other than general rate increases.

5.19 Subsidiaries.

(a) Schedule 5.19 sets forth the jurisdiction of formation and names of the officers and directors of each Subsidiary. The Company owns, directly or indirectly, of record and beneficially all of the outstanding equity interests of each Subsidiary, free and clear of all Encumbrances.

(b) Each Subsidiary is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of formation and is duly qualified and in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or authorization necessary other than where the failure to be qualified, authorized or in good standing would not have a Material Adverse Effect.

(c) None of the Subsidiaries own any capital stock or other securities of, or any proprietary interest in, any Person.

5.20 Company Information.

The information relating to the Company and its Subsidiaries provided by the Company for inclusion in the Proxy Statement, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Body in connection with the transactions contemplated by this Agreement (in the case of the Proxy Statement as of the date such Proxy Statement is first mailed to Shareholders, at the time of any amendments thereto and at the time of the meeting of Shareholders to which such Proxy Statement relates), will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they are made, not misleading. The Company notice of the Special Meeting (except for the portions thereof relating solely to Acquiror or any of its Subsidiaries, as to which the Company makes no representation or warranty) will comply in all material respects with the provisions of Delaware Law.

5.21 Customers and Suppliers.

The Company has not received written notice from and to the Company’s Knowledge is not otherwise aware that (a) any customer (or group of customers under common ownership or control) that accounted for five percent (5%) of the revenues of the Business during the past eighteen (18) months has stopped or intends to stop purchasing the products or services of the Business or (b) any supplier (or group of suppliers under common ownership or control) that accounted for a material percentage of the aggregate supplies purchased by the Business during the past eighteen (18) months has stopped or intends to stop supplying products or services to the Business.

5.22 Data Security and Privacy.

The Company has implemented reasonable steps consistent with the type of activities conducted by the Company which are known in the information systems industry to protect, physically and electronically, its information assets and data from unauthorized disclosure, use or modification. To the Company’s Knowledge, there have been no material breaches of security affecting the Company’s information assets or data. To the Company’s Knowledge, the Company has conducted the Business and has collected, maintained and used its data at all times materially in accordance with (a) accepted industry practice; and (b) all applicable Laws, including but not limited to those relating to privacy

5.23 State Takeover Statutes.

No “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal laws in the United States (with the exception of Section 203 of Delaware Law) applicable to the Company is applicable to the Merger. The action of the Board in approving this Agreement is sufficient to render inapplicable to this Agreement the restrictions on “business combinations” (as defined in Section 203 of Delaware Law) as set forth in Section 203 of Delaware Law.

5.24 Rights Plan.

The Company has taken all necessary action, and prior to the Effective Time will have taken any additional necessary action, so that the transactions contemplated by this Agreement are exempt transactions under the Rights Plan.

5.25 Financial Advisors.

Except for First Albany Capital, Inc., financial advisor to the Company (“First Albany”), no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Company in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

5.26 Opinion of Financial Advisor. The Board has received the opinion of First Albany to the effect that, as of the date of such opinion, the consideration (as defined in such opinion) to be received by holders of Common Stock is fair, from a financial point of view, to such holders. A copy of such opinion will be provided to Acquiror, solely for informational purposes, after receipt thereof by the Company.

5.27 CareScience SPA

(a) The Company has provided Acquiror with true and accurate execution copies of the CareScience SPA and all agreements, documents and schedules ancillary thereto, and the transactions contemplated thereby have been consummated in all respects, other than the failure to obtain the consents set forth on Schedule 5.27(a), each of which shall be obtained prior to the Closing Date. The CareScience SPA and such ancillary agreements are valid and binding agreements of the Company and are in full force and effect, and the Company is not, and to the Company’s knowledge, neither is any other party thereto, in default in any material respect under the terms of the CareScience SPA or such ancillary agreements or documents, nor, to the Company’s knowledge, has any event or circumstance occurred that, with notice or lapse of time or both, would constitute an event of default thereunder.

(b) All Liabilities retained by the Company pursuant to Section 7.3 of the CareScience SPA are set forth on Schedule 5.27(b).

(c) The Final Closing Working Capital (as defined in the CareScience SPA) of CareScience as of the closing of the transactions contemplated by the CareScience SPA will be a dollar amount that is a number not less than negative Two Million Four Hundred Forty-Two Thousand and No/100 Dollars (–$2,442,000).

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND ACQUIROR SUB

Except as specifically set forth in the Schedules (with specific references to the Section or subsection of this Article VI to which the information stated in such disclosure relates, notwithstanding the fact that any such Section or subsection does not specifically permit or require disclosure of information on a schedule), Acquiror and Acquiror Sub hereby represent, warrant to and agree with the Company as follows, in each case as of April 1, 2007 and as of the Closing Date:

6.1 Organization and Qualification.

Each of Acquiror and Acquiror Sub is a corporation duly organized, validly existing and in good standing under Delaware Law, and has all requisite corporate power and authority to own, operate and lease its assets, to carry on its business as currently conducted, to execute and deliver this Agreement and to carry out the transactions contemplated hereby. Acquiror is duly qualified or authorized to conduct business as a foreign corporation and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or authorization necessary other than where the failure to be so qualified, authorized or in good standing would not have a material adverse effect on the ability of Acquiror or Acquiror Sub to perform its obligations under, and to consummate the transactions contemplated by, this Agreement.

6.2 Authority; Binding Obligation.

Each of Acquiror and Acquiror Sub has all requisite power, authority and legal capacity to execute and deliver this Agreement and each of the other agreements, documents, certificates or other instruments contemplated hereby (the “Acquiror Documents”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Acquiror and Acquiror Sub of this Agreement, the execution, delivery and performance by Acquiror and Acquiror Sub of the Acquiror Documents, and the consummation by Acquiror and Acquiror Sub of the transactions contemplated hereby and thereby, have been duly authorized and approved by all necessary corporate action, and no other corporate proceeding on the part of Acquiror or Acquiror Sub is necessary to authorize this Agreement and the Acquiror Documents, or to consummate the transactions contemplated hereby and thereby, other than the approval and adoption of this Agreement by Acquiror and Acquiror Sub in accordance with Delaware Law and Acquiror’s and Acquiror Sub’s certificate of incorporation and bylaws. This Agreement has been, and the Acquiror Documents will be at or prior to the Closing, duly executed and delivered by Acquiror and Acquiror Sub. This Agreement constitutes, and the Acquiror Documents when so executed and delivered, will constitute a legal, valid and binding obligation of Acquiror and Acquiror Sub, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws, affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

6.3 No Conflict; Required Filings and Consents.

(a) None of the execution, delivery and performance by Acquiror and Acquiror Sub of this Agreement or the Acquiror Documents, the fulfillment of and compliance with the respective terms and provisions hereof or thereof, or the consummation by Acquiror and Acquiror Sub of the transactions contemplated hereby and thereby, will conflict with, or violate any provision of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the certificate of incorporation or bylaws of Acquiror or Acquiror Sub, (ii) any Contract or Permit to which Acquiror or Acquiror Sub is a party, (iii) any Order of any Governmental Body applicable to Acquiror or Acquiror Sub are bound or (iv) any applicable Law other than, in the cases of clauses (ii), (iii) and (iv), such conflicts, violations, defaults, termination or cancellations that would not have a material adverse effect on the ability of Acquiror or Acquiror Sub to perform its obligations under, and to consummate the transactions contemplated by, this Agreement.

(b) No consent, waiver, approval, Order, Permit or authorization of, or filing with, or notification to, any Person or Governmental Body is required on the part of Acquiror or Acquiror Sub in connection with the execution and delivery of this Agreement, the compliance by Acquiror or Acquiror Sub with any of the provisions hereto, or the consummation of the transactions contemplated hereby, except for (i) compliance with the applicable requirements of the HSR Act and (ii) such other consents, waivers, approvals, Orders, Permits or authorizations the failure of which to obtain would not have a material adverse effect on the ability of Acquiror or Acquiror Sub to perform its obligations under, and to consummate the transactions contemplated by, this Agreement.

6.4 Litigation.

There are no material Legal Proceedings pending or, to Acquiror’s and Acquiror Sub’s Knowledge, threatened against Acquiror or Acquiror Sub, or which question the validity or enforceability of this Agreement or any action contemplated herein. Each of Acquiror and Acquiror Sub is not operating under or subject to, or in default with respect to any Order of any Governmental Body.

6.5 Financial Capability; Guarantee.

(a) Acquiror and Acquiror Sub (i) will have, at the Closing, sufficient immediately available funds (after giving effect to any contemplated financing regardless of whether any such financing is committed) available to pay the Total Merger Consideration and any expenses incurred by Acquiror and Acquiror Sub in connection with the transactions contemplated by this Agreement, (ii) will have, at the Closing, the financial resources and capabilities to perform its obligations hereunder, and (iii) immediately after giving effect to the consummation of the transactions contemplated by this Agreement, the Surviving Corporation shall have adequate capital to carry on its businesses and all businesses in which it is about to engage.

(b) Acquiror has provided to the Company a true, complete and correct copy of (i) an executed commitment letter from the Parent to provide Acquiror and/or Acquiror Sub with equity financing in an aggregate amount of up to $25,000,000 (the “Equity Funding Letter”), and (ii) executed commitment letters (the “Debt Commitment Letters” and together with the Equity Funding Letter, the “Financing Commitments”) from Wells Fargo Foothill, Inc. (the “Lender”) pursuant to which, and subject to the terms and conditions thereof, the Lender have committed to provide Acquiror with financing in an aggregate amount of $60,000,000 that may be applied towards the Total Merger Consideration (the “Debt Financing” and together with the financing referred to in clause (i) being collectively referred to as the “Financing”). The Financing Commitments are legal, valid and binding obligations of Acquiror and/or Acquiror Sub and, to Acquiror’s Knowledge and Acquiror Sub’s Knowledge, each of the other parties thereto. None of the Financing Commitments has been amended or modified prior to April 1, 2007, and as of April 1, 2007 the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. As of April 1, 2007, the Financing Commitments are in full force and effect. Except for the payment of customary fees, there are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Financing Commitments. As of April 1, 2007, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Acquiror or Acquiror Sub, and to Acquiror’s Knowledge and Acquiror Sub’s Knowledge, any other parties thereto, under the Financing Commitments. As of April 1, 2007, neither Acquiror nor Acquiror Sub has reason to believe that any of the conditions to the Financing contemplated by the Financing Commitments will not be satisfied or that the Financing will not be made available to Acquiror and/or Acquiror Sub on the Closing Date. Acquiror will provide to the Company any amendments to the Equity Funding Letter and the Debt Commitment Letters, or any notices given in connection therewith, as promptly as possible (but in any event within twenty-four (24) hours).

(c) Concurrently with the execution of this Agreement, Acquiror has delivered to the Company a guarantee (the “Guarantee”) executed by Parent.

6.6 Compliance with Laws; Permits.

(a) Each of Acquiror and Acquiror Sub has complied and is in compliance in all respects with all Laws applicable to Acquiror and Acquiror Sub, except where non-compliance does not have a material adverse effect on the ability of Acquiror or Acquiror Sub to consummate the transactions contemplated by this Agreement. Since January 1, 2006, each of Acquiror and Acquiror Sub has not been cited, fined or otherwise notified of any asserted past or present failure to comply with respect to its respective business, in any material respect, with any Laws and, to each of Acquiror’s and Acquiror Sub’s Knowledge, no investigation or proceeding with respect to any such violation is pending or threatened.

(b) Each of Acquiror and Acquiror Sub currently has all Permits required for the operation of the business of Acquiror and Acquiror Sub as presently conducted in the Ordinary Course of Business, other than those the failure of which to possess is immaterial. All Permits are valid and in full force and effect, each of Acquiror and Acquiror Sub is in compliance with their requirements, and each of Acquiror and Acquiror Sub is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation), in any material respect of any term, condition or provision of any Permit, and no proceeding is pending or, to Acquiror’s or Acquiror Sub’s Knowledge, threatened to revoke or amend any of the Permits.

6.7 Acquiror Information.

None of the information relating to Acquiror and its Subsidiaries supplied or to be supplied by Acquiror to the Company expressly for inclusion in the Proxy Statement, as of the date such Proxy Statement is first mailed to Shareholders, at the time of any amendments thereto and at the time of the meeting of Shareholders to which such Proxy Statement relates, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

6.8 Financial Advisors.

No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Acquiror or Acquiror Sub in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

ARTICLE VII

COVENANTS AND AGREEMENTS

7.1 Access to Information.

Prior to the Closing Date, to the extent permitted by this Section 7.1 and applicable Law, Acquiror shall be entitled, through its officers, employees and representatives (including its legal advisors and accountants), to make such investigation of the properties, businesses and operations of the Company and such examination of the books and records and Tax reporting positions of the Company as Acquiror reasonably requests and to make extracts and copies of such books and records at Acquiror’s own expense. Any such investigation and examination shall be conducted during regular business hours and under reasonable circumstances and shall be subject to restrictions under applicable Law. The Company shall cause the officers, employees, consultants, agents, accountants, attorneys and other representatives of the Company to cooperate with Acquiror and Acquiror’s representatives in connection with such investigation and examination, and Acquiror and its representatives shall cooperate with the Company and its representatives and shall use their commercially reasonable efforts to minimize any disruption to the business. Notwithstanding anything herein to the contrary, no such investigation or examination shall be permitted to the extent that it would require the Company to disclose information subject to attorney-client privilege or conflict with any confidentiality obligations to which the Company is bound. Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed, Acquiror shall not contact any suppliers to, or customers of, the Company.

Further, prior to the Closing Date, the Company shall furnish or otherwise make available (including via EDGAR, if applicable) to Acquiror (i) a copy of each report, schedule, form, statement and other document filed by it or received by it during such period pursuant to the requirements of federal or state securities Laws reasonably promptly following such filing or receipt, (ii) to the extent available, for the period beginning after April 1, 2007 and ending at the Effective Time, as soon as practicable after the end of each month, and in any event within thirty (30) days thereafter, a copy of the monthly consolidated financial statements of the Company, including statements of financial condition, results of operations, and statements of cash flow, and (iii) all other information concerning its business, properties and personnel as Acquiror may reasonably request.

No investigation pursuant to this Section 7.1 shall affect any representation or warranty in this Agreement of any Party or any condition to the obligations of the Parties.

7.2 Conduct of the Business Pending the Closing.

(a) Prior to the Closing, except (i) as set forth on Schedule 7.2(a), (ii) as otherwise contemplated by this Agreement or (iii) with the prior written consent of Acquiror , the Company shall:

(A) conduct the respective businesses only in the Ordinary Course of Business;

(B) use its commercially reasonable efforts to (xx) maintain working capital of the Company (excluding CareScience) at levels consistent with past practice; (yy) have a Cash balance at June 30, 2007 of no less than $53,000,000; and (zz) transfer all of the Company’s and its Subsidiaries’ cash, cash equivalents and short-term investments to (and hold and maintain such cash, cash equivalents and short-term investments in) the United States after providing Acquiror the opportunity to consult with the Company regarding a tax-efficient means for repatriating such cash, cash equivalents and short-term investments, except for such amounts that may be reasonably necessary to satisfy legal requirements or short term working capital requirements outside of the United States, up to a maximum of $3,000,000 that may be held outside of the United States; provided, however, in the event of any claim of a breach of the covenant in clause (yy) above by Acquiror or Acquiror Sub, Acquiror or Acquiror Sub shall have the burden of proving by clear and convincing evidence that the Company has not complied with the covenant in clause (yy) in all material respects;

(C) pay its debts and Taxes when due, in each case subject to good faith disputes over such debts or Taxes; and

(D) use its commercially reasonable efforts to preserve the present business operations, organization and goodwill of the Company.

(b) Except (i) as set forth on Schedule 7.2(b), (ii) as otherwise contemplated by this Agreement or (iii) with the prior written consent of Acquiror, the Company shall not:

(A) declare, set aside, make or pay any dividend or other distribution in respect of the capital stock of the Company or repurchase, redeem or otherwise acquire any outstanding shares of the capital stock or other securities of, or other ownership interests in, the Company;

(B) issue or sell any shares of capital stock or other securities of the Company or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities of the Company;

(C) effect any recapitalization, reclassification or like change in the capitalization of the Company, except to the extent required by Law;

(D) amend the articles of incorporation or by-laws or comparable organizational documents of the Company;

(E) other than in the Ordinary Course of Business or as required by Law or Contract, (1) increase the annual level of compensation of any Employee, (2) grant any unusual or extraordinary bonus, benefit or other direct or indirect compensation to any Employee, (3) increase the coverage or benefits available under any (or create any new) Employee Plan or (4) enter into any employment, deferred compensation, severance, consulting, non-competition, retention or similar agreement with any Employee, (or amend any such agreement) to which the Company is a party or involving any Employee except in the Ordinary Course of Business;

(F) acquire any material properties or assets or sell, assign, license, transfer, convey, lease or otherwise dispose of any of the material properties or assets of the Company (except pursuant to an existing Contract for fair consideration in the Ordinary Course of Business or for the purpose of disposing of obsolete or worthless assets);

(G) other than in the Ordinary Course of Business, cancel or compromise any material debt or claim or waive or release any material right of the Company;

(H) enter into, modify, extend or terminate any labor or collective bargaining agreement;

(I) enter into or agree to enter into any merger or consolidation with any other Person, or agreement to acquire the securities of any other Person;

(J) except to the extent required by Law or GAAP, make any material change to any of its methods of accounting or methods of reporting revenue and expenses or accounting practices;

(K) make any new capital expenditures exceeding Twenty-Five Thousand and No/100 Dollars ($25,000.00) in the aggregate;

(L) other than in the Ordinary Course of Business enter into, modify, amend or terminate any Material Contract;

(M) (1) make, revoke or change any material Tax election or (2) settle or compromise any material federal, state, local or foreign income Tax liability;

(N) participate or engage in any transaction that constitutes a “reportable transaction” as such term is defined in Treasury Regulation Section 1.6011-4(b)(1) or any transaction that constitutes a “listed transaction” as such term is defined in Treasury Regulation Section 1.6011-4(b)(2);

(O) agree to do anything prohibited by this Section 7.2(b); or

(P) take any action that would make any representation and warranty of the Company hereunder inaccurate in any respect at, or as of any time prior to, the Effective Time or omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time.

7.3 Appropriate Action; Consents; Filings.

(a) The Company shall promptly prepare and file with the SEC the Proxy Statement and shall use its commercially reasonable efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after such filing, and the Company shall thereafter mail or deliver the Proxy Statement to its Shareholders. The Company shall notify Acquiror of the receipt of, and immediately provide to Acquiror true and complete copies of, any comments of the SEC with respect to the Proxy Statement or the transactions contemplated hereby and any requests by the SEC for any amendment or supplement thereto or for additional information.

(b) Acquiror shall, upon request, furnish the Company with all information concerning Acquiror as may be reasonably necessary for inclusion in the Proxy Statement that may be furnished to the Shareholders in connection with the Special Meeting (as defined in Section 7.4 hereof). None of the information relating to Acquiror supplied or to be supplied by Acquiror to the Company expressly for inclusion in such Proxy Statement, as of the date such Proxy Statement is first mailed to Shareholders, at the time of any amendments thereto and at the time of the meeting of Shareholders to which such Proxy Statement relates, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) Upon the terms and subject to the conditions set forth in this Agreement, the Parties shall use their commercially reasonable efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things required under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including without limitation (i) executing and delivering any additional instruments necessary, proper or advisable to consummate the transactions contemplated by, and to carry out fully the purposes of, this Agreement, (ii) obtaining from any Governmental Bodies any Permits required to be obtained or made by Acquiror, Acquiror Sub or the Company in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein and (iii) making all necessary filings, and thereafter making any other required submissions, with respect to this Agreement under any applicable Law, including without limitation making any filings required to be made pursuant to the HSR Act; provided that Acquiror, Acquiror Sub and the Company shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing Party and its advisors prior to filing and discussing all reasonable additions, deletions or changes suggested in connection therewith. The Company, Acquiror and Acquiror Sub shall furnish to each other all information reasonably required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement. Any and all filing fees in respect of such filings shall be paid fifty percent (50%) by Acquiror and fifty percent (50%) by the Company.

(d) Except as the Parties may otherwise agree, the Company, on the one hand, and Acquiror and Acquiror Sub, on the other, shall give any notices required to be given by any of them, as applicable, to third parties, and use (and in the case of Acquiror, shall cause Acquiror Sub to use) their commercially reasonable efforts to obtain at the earliest practicable date all third party consents, approvals or waivers required to obtained by them, as applicable, in order to consummate the transactions contemplated in this Agreement.

(e) Subject to the provisions of Section 7.3(g), in the event that either the Company or Acquiror shall fail to obtain any third-party consent, approval or waiver described in Section 7.3(d), such Party shall use its commercially reasonable efforts, and shall take any such actions reasonably requested by the other Parties, to minimize any adverse effect upon the Company and Acquiror or Acquiror Sub and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent, approval or waiver.

(f) In order to assist Acquiror with any third party financing in connection with Merger and the consummation of the transactions contemplated hereby, the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to provide such assistance and cooperation as Acquiror and its Affiliates may reasonably request (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including (i) assisting in the preparation of customary offering memoranda or similar documents or marketing material, and cooperating with lenders, (ii) making senior management of the Company reasonably available for customary meetings, (iii) cooperating with prospective lenders, and their respective advisors in performing their due diligence, (iv) providing existing financial statements and financial and other information reasonably required by lenders, and (v) helping procure other definitive financing documents or other reasonably requested certificates or documents, including pledge and security documents, customary certificates, legal opinions and real estate title documentation.

(g) Notwithstanding anything to the contrary herein, nothing in this Agreement shall require Acquiror or any of its Subsidiaries to (i) agree to or to effect any divestiture, hold separate (including by establishing a trust or otherwise), settlement, undertaking, consent decree, or enter into any license or similar agreement with respect to, or agree to restrict its ownership or operation of, any business or assets of the Company or its Subsidiaries or of Acquiror or its Subsidiaries, (ii) enter into, amend or agree to enter into or amend, any Contracts of the Company or its Subsidiaries or of Acquiror or its Subsidiaries, (iii) otherwise waive, abandon or alter any material rights or obligations of the Company or its Subsidiaries or of Acquiror or its Subsidiaries or (iv) file or defend any lawsuit, appeal any judgment or contest any injunction issued in a proceeding initiated by a Governmental Body; or (v) pay any monies or other consideration in order to obtain any consent, approval or waiver that relates to the Company or its assets or that is otherwise binding upon the Company or its assets.

(h) The Company shall use commercially reasonable efforts to obtain the consents set forth on Schedule 5.27(a) on or prior to the Closing Date. The Company shall no later than five (5) days prior to the Special Meeting deliver to Acquiror a list of the names and addresses of all holders of record of Common Stock and the number and class of shares held by each such holder.

7.4 Shareholder Meeting.

The Company shall take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable after April 1, 2007 for the purpose of voting upon the approval of this Agreement and the Merger (the “Special Meeting”). Management and the Board shall recommend to the Shareholders approval of this Agreement, including the Merger, and the transactions contemplated hereby, together with any matters incident thereto, and shall not (a) fail to make, withdraw, modify or qualify in any manner adverse to Acquiror such recommendation or (b) take any other action or make any other public statement inconsistent with such recommendation (collectively, a “Change in Recommendation”), in each case except as and to the extent expressly permitted by Section 7.8.

In connection with such Special Meeting, the Company shall (i) use commercially reasonable efforts to obtain the Requisite Shareholder Vote and (ii) otherwise comply in all material respects with all legal requirements applicable to the Special Meeting. At the Special Meeting, the Company shall submit this Agreement and the Merger to the Shareholders for approval and adoption as provided by Delaware Law and the Company’s certificate of incorporation and bylaws.

7.5 Further Assurances.

Subject to Section 7.3(g), Acquiror and the Company shall use their commercially reasonable efforts to (a) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (b) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.

7.6 Publicity.

(a) Neither the Company, Acquiror nor Acquiror Sub shall issue any press release or public announcement concerning this Agreement, the Company Documents, the Acquiror Documents or the transactions contemplated hereby without obtaining the prior written approval of the other Party hereto, which approval will not be unreasonably withheld or delayed, unless, in the sole judgment of Acquiror or the Company, as applicable, disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange on which Acquiror or the Company lists securities, provided that, to the extent required by applicable Law, the Party intending to make such release shall use its commercially reasonable efforts consistent with such applicable Law to consult with the other party with respect to the timing and content thereof.

(b) Each of Acquiror and the Company agrees that the terms of this Agreement shall not be disclosed or otherwise made available to the public and that copies of this Agreement shall not be publicly filed or otherwise made available to the public, except where such disclosure, availability or filing is required by applicable Law and only to the extent required by such Law.

7.7 Notice of Developments.

The Company agrees, as promptly as practicable, prior to Closing to notify Acquiror in writing of any development or other information occurring after April 1, 2007 in the Ordinary Course of Business which renders any representation, warranty or statement contained in this Agreement or the Schedules hereto inaccurate or incomplete at any time prior to the Closing, including any such development or information which first becomes known to the Company after April 1, 2007. Any written notice delivered pursuant to this Section 7.7 shall not be deemed to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of the development or information, and the Company agrees to use its commercially reasonable efforts to remedy such misrepresentation or breach. The delivery of any written notice pursuant to this Section 7.7 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

7.8 No Solicitation of Transactions.

(a) Subject to Sections 7.8(b) and 7.8(c), the Company shall not, nor shall it authorize or permit, directly or indirectly, any officer, trustee, director, employee, investment banker, financial advisor, attorney, broker, finder or other agent, representative or Affiliate of the Company to (i) initiate, solicit, knowingly encourage or knowingly facilitate (including by way of furnishing nonpublic information or assistance) any inquiries or the making of any proposal or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (ii) enter into discussions or negotiate with any Person in furtherance of such inquiries or otherwise with respect to, or to obtain, an Acquisition Proposal. The Company shall take all actions reasonably necessary to cause its officers, trustees, directors, employees, investment bankers, financial advisors, attorneys, brokers, finders and any other agents, representatives or affiliates to immediately cease any discussions, negotiations or communications with any party or parties with respect to any Acquisition Proposal that is active or pending as of April 1, 2007; provided, however, that nothing in this Section 7.8 shall preclude the Company or its officers, trustees, directors, employees, investment bankers, financial advisors, attorneys, brokers, finders and other agents, representatives or affiliates from complying with the provisions of Section 7.8(d). The Company shall be responsible for any failure on the part of its officers, trustees, directors, employees, investment bankers, financial advisors, attorneys, brokers, finders and any other agents, representatives or affiliates to comply with this Section 7.8.

(b) Further, and except as expressly permitted by this Section 7.8, neither the Board nor any committee thereof shall (i) make a Change in Recommendation, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iii) permit the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to an Acquisition Proposal.

(c) The Company shall promptly notify Acquiror (but in no event less than twenty-four hours following the Company’s initial receipt of any Acquisition Proposal) of the relevant details relating to an Acquisition Proposal (including the identity of the parties and all material terms thereof) which the Company may receive after April 1, 2007, and shall keep Acquiror informed on a prompt basis as to the status of and any material developments regarding any such proposal.

(d) Notwithstanding Sections 7.8(a) and 7.8(b) or any other provision of this Agreement to the contrary, following the receipt by the Company of an Acquisition Proposal (that was not solicited, encouraged or facilitated in violation of Sections 7.8(a) and 7.8(b)), but prior to receiving the Requisite Shareholder Approval, the Board may (directly or through advisors or representatives):

(i) contact such Person and its advisors solely for the purpose of clarifying the proposal and any material terms thereof and the conditions to and likelihood of consummation, so as to determine whether the proposal for an Acquisition Proposal is reasonably likely to lead to a Superior Proposal, and

(ii) if the Board determines in good faith following consultation with the Company’s legal and financial advisors that such Acquisition Proposal is reasonably likely to lead to a Superior Proposal, the Board may:

(A) furnish non-public information with respect to the Company to the Person who made such proposal (provided that the Company (x) has previously or concurrently furnished such information to Acquiror and (y) shall furnish such information pursuant to a confidentiality agreement which is at least as favorable to the Company as the Confidentiality Agreement),

(B) disclose to its shareholders any information required to be disclosed under applicable Law,

(C) participate in negotiations regarding such proposal; and

(D) following receipt of an Acquisition Proposal that constitutes a Superior Proposal (x) terminate this Agreement pursuant to, and subject to compliance with, Section 4.1(i) or (y) take any nonappealable, final action that any court of competent jurisdiction orders the Company to take; but in each case referred to in clauses (A) through (D) only if, after complying with this Section 7.8(c), the Board determines in good faith by a majority vote, after consultation with, and after considering advice from, outside legal counsel to the Company, that such action is necessary to comply with its fiduciary duties to the Company or its shareholders under applicable Delaware Law. Nothing in this Section 7.8 or elsewhere in this Agreement shall prevent the Board from complying with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act with respect to an Acquisition Proposal or from making any required disclosure to the Shareholders if, in the good faith judgment of the Board, after consultation with outside legal counsel, it determines that it is necessary to do so to comply with its obligations under applicable Law, including Rule 14d-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A; provided, however, that neither the Company nor the Board shall be permitted to recommend pursuant to such provision an Acquisition Proposal which is not a Superior Proposal.

(e) The Board shall not take any of the actions referred to in clause (C) or (D) of Section 7.8(d)(ii) unless (i) the Company has given Acquiror at least three (3) Business Days notice, measured from the receipt of notice of such proposal or the receipt of any material change to the terms thereof, of its intent to take such action and (ii) after waiting at least such three (3) Business Day period and taking into account any amendment to this Agreement entered into or to which Acquiror irrevocably covenants to enter into and for which all internal approvals of Acquiror have been obtained since receipt of such notice, such Superior Proposal remains a Superior Proposal.

ARTICLE VIII

EMPLOYEES AND EMPLOYEE BENEFITS

8.1	Company’s Employee Benefit Plans.

(a) After the Effective Time, except to the extent that Acquiror or Acquiror Sub continues Employee Plans in effect, Employees covered under the Employee Plans (a “Covered Employee”) will be eligible for employee benefits that Acquiror or Acquiror Sub, as the case may be, provide to similarly situated employees generally and, except as otherwise required by this Agreement, on substantially the same basis as is applicable to such employees, provided that nothing in this Agreement shall require any duplication of benefits. With respect to any health, dental or vision plan of the Company in which any Covered Employee is eligible to participate in the plan year that includes the year in which the Effective Time occurs, Acquiror will, or will cause Acquiror Sub to, use its commercially reasonable efforts, subject to the consent and cooperation of the third party insurers, (i) waive any limitations as to pre-existing condition exclusions and waiting periods for participation and coverage that are applicable under the health, dental or vision plans of Acquiror to the same extent such limitation would have been waived or satisfied under the corresponding plan in which such Covered Employee participated immediately prior to the Effective Time, and (ii) credit Covered Employees for an amount equal to the credit that any such Employee had received as of the Effective Time towards the satisfaction of any co-insurance, co-payment, deductible or out-of-pocket limit under the comparable employee welfare benefit plan of Acquiror or Acquiror Sub, to the extent the applicable information is provided to Acquiror in a form that Acquiror reasonably determines is administratively feasible to take into account under its plans.

(b) After the Merger, Acquiror and Acquiror Sub will honor and perform the obligations of the Company under the contracts, plans and arrangements listed in Schedule 8.1(b) in accordance with their terms; provided, however, the restricted period contained in the non-competition provisions set forth in the employment agreement for certain officers shall be extended to a mutually agreed period not to exceed three (3) years.

8.2	Acquiror Benefit Plans.

Acquiror or one of its Affiliates will recognize all service of the Covered Employees with the Company or any of its Affiliates for purposes of eligibility to participate, vesting and, as to welfare benefit plans and vacation benefits, benefits accrual, in those employee benefit plans, within the meaning of Section 3(3) of ERISA, in which the Covered Employees are enrolled by Acquiror or one of its Affiliates immediately after the Closing Date. Acquiror, or one of its Affiliates, will also use its commercially reasonable efforts to cause, subject to the consent and cooperation of the third party insurers, (a) all pre-existing conditions and proof of insurability provisions, for all conditions that all Covered Employees and their covered dependents have as of the Closing Date (subject, also, to each Covered Employee providing, in a form reasonably acceptable to Acquiror, a certificate of creditable coverage from such medical, health or dental plans of the Company under which such Covered Employee was covered in the twelve (12) months preceding the Effective Time), and (b) all waiting periods under each plan that would otherwise be applicable to newly hired employees to be waived in the case of clause (i) or clause

(ii) with respect to Covered Employees to the same extent waived or satisfied under the Company’s Employee Plans; provided that nothing in this sentence shall limit the ability of Acquiror and its Affiliates from amending or entering into new or different employee benefit plans or arrangements provided such plans or arrangements treat the Covered Employees in a substantially similar manner as employees of Acquiror or its Affiliate, as applicable, are treated.

8.3	No Third Party Beneficiaries.

No provision of this Article VIII shall create any third party beneficiary or other rights in any Employee or Former Employee (including any beneficiary or dependent thereof) of the Company or of any of its subsidiaries in respect of continued employment (or resumed employment) with either Acquiror or any of their Affiliates and no provision of this Article VIII shall create any such rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any Employee Plan or any plan or arrangement which may be established by Acquiror or any of its Affiliates. No provision of this Agreement shall constitute a limitation on rights to amend, modify or terminate after the Closing Date any such plans or arrangements of Acquiror or any of its Affiliates.

ARTICLE IX

CONDITIONS TO CLOSING

9.1	Conditions to Obligations of Each Party Under this Agreement.

The respective obligations of each Party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived by agreement of Acquiror and the Company, in whole or in part, to the extent permitted by applicable Law:

(a) No Injunction. No Law or Order enacted, issued, promulgated, enforced or entered by any Governmental Body shall be in effect (whether temporary, preliminary or permanent) enjoining, restraining or prohibiting consummation of the Agreement or making the consummation of the Agreement illegal;

(b) HSR Act. The waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or early termination shall have been granted; and

(c) Shareholder Approvals. This Agreement and the Merger shall have been approved and adopted by the Requisite Shareholder Vote.

9.2	Conditions to Obligations of Acquiror.

The obligations of Acquiror and Acquiror Sub to effect the Merger and the other transactions contemplated in this Agreement are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived by Acquiror, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties. The representations and warranties made by the Company in Article V, which representations and warranties shall be deemed for purposes of this Section 9.2(a) not to include any qualification or limitation with respect to materiality (whether by reference to “Material Adverse Effect” or otherwise), shall be true and correct at and as of April 1, 2007 and at and as of the Closing with the same effect as though such representations and warranties were made at and as of the Closing except, in either case, where the failure thereof to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, and Acquiror shall have received a certificate signed by a duly authorized officer of the Company, dated as of the Closing Date, to the foregoing effect;

(b) Performance of Agreements and Covenants. The Company shall have performed or complied in all material respects with its respective agreements and covenants required by this Agreement to be performed or complied with by the Company on or prior to the Closing Date. Acquiror shall have received a certificate signed by a duly authorized officer of the Company dated as of the Closing Date to that effect;

(c) Consents. The Company shall have procured the consents of third-parties and Governmental Bodies specified in Schedule 9.2(c) which shall be delivered to Acquiror at Closing;

(d) No Material Adverse Effect. Since April 1, 2007, there shall not have occurred and be continuing any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(e) No Litigation. There shall not have been instituted or pending any action or proceeding by any Governmental Body, (A) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the consummation of the Merger, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Merger, (B) seeking to restrain or prohibit Acquiror’s, Acquiror Subsidiary’s or any of Acquiror’s other Affiliates’ (1) ability effectively to exercise full rights of ownership of the Common Stock, including the right to vote any shares of Common Stock acquired or owned by Acquiror, Acquiror Subsidiary or any of Acquiror’s other Affiliates following the Effective Time on all matters properly presented to the Shareholders, or (2) ownership or operation (or that of its respective Subsidiaries or Affiliates) of all or any material portion of the Business or assets of the Company, or (3) seeking to compel Acquiror or any of its Subsidiaries or Affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company;

(f) Pending Settlements. The actions and proceedings set forth at item 1(b) of Schedule 5.8 shall have been settled, with the settlement finally approved by a court of competent jurisdiction, pursuant to the terms of the settlement agreement described at such item 1(b) and accepted by the requisite percentage of the class to enable implementation;

(g) Rights Plan. The Company shall have amended the Preferred Stock Rights Agreement, dated as of July 24, 2000, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, to exempt the transactions contemplated by this Agreement; and

(h) Other Approvals. All regulatory approvals required to consummate the Merger shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated.

9.3	Conditions to Obligations of the Company.

The obligation of the Company to consummate the transactions contemplated in this Agreement is subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived by the Company, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties. The representations and warranties made by Acquiror in Article VI, which representations and warranties shall be deemed for purposes of this Section 9.3(a) not to include any qualification or limitation with respect to materiality (whether by reference to “Material Adverse Effect” or otherwise), shall be true and correct at and as of April 1, 2007 and at and as of the Closing with the same effect as though such representations and warranties were made at and as of the Closing, except in either case where the failure thereof to be true and correct, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the ability of Acquiror or Acquiror Sub to consummate the transactions contemplated by this Agreement, and the Company shall have received a certificate signed by a duly authorized officer of Acquiror, dated as of the Closing Date, to the foregoing effect; and

(b) Performance of Agreements and Covenants. Acquiror and Acquiror Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing. The Company shall have received a certificate signed by a duly authorized officer of Acquiror to that effect.

ARTICLE X

INDEMNIFICATION

10.1	Non-Survival of Representations and Warranties.

None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement will survive the Effective Time. This Section 10.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

10.2	Indemnification and Insurance.

(a) For a period of five (5) years from and after the Effective Time (and subject to the further limitation contained herein), the Surviving Corporation shall indemnify and hold harmless, as and to the fullest extent permitted by Delaware Law and the Certificate of

Incorporation and Bylaws of the Company, as in effect on April 1, 2007, any Person who is now, or who becomes prior to the Effective Time, a director or executive officer of the Company (the “Indemnified Parties”) against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Delaware Law upon receipt of an undertaking to repay such advanced expenses if it is determined by a judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification and such other undertakings required by applicable law), judgments, fines and amounts paid in settlement (“Damages”) in connection with any such threatened or actual claim, action, suit, proceeding or investigation to which any Indemnified Party is or may become a party by virtue of his or her service as a present or former director or executive officer of the Company and arising out of actual or alleged events, actions or omissions occurring or alleged to have occurred at or prior to the Effective Time (including, without limitation, the Merger), but only if the applicable Indemnified Party acted in good faith and in a manner such Indemnified Party reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal Legal Proceeding, had no reasonable cause to believe the Indemnified Party’s conduct was unlawful (an “Indemnified Matter”). In connection with any Indemnified Matter, the Indemnified Parties may retain counsel reasonably satisfactory to Acquiror; provided, however, that (i) Acquiror shall have the right to assume the defense thereof and upon such assumption Acquiror shall not be liable to any Indemnified Party for any legal expenses of counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Acquiror elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between Acquiror and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to Acquiror, and Acquiror shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (ii) Acquiror shall be obligated pursuant to this paragraph to pay for not more than one counsel for each Indemnified Party, (iii) Acquiror shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld or delayed), and (iv) Acquiror shall not be obligated pursuant to this paragraph to the extent that a judgment of a court of competent jurisdiction determines that any Damages are as a result of the gross negligence or willful misconduct or result from a decision made by the Indemnified Party when the Indemnified Party had no good faith belief that he or she was acting in the best interests of the Company. Any Indemnified Party wishing to claim indemnification under this Section 10.2, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Acquiror thereof; provided, however, that the failure to so notify shall not affect the obligations of Acquiror under this Section 10.2 except to the extent such failure to notify materially prejudices Acquiror. Acquiror’s obligations under this Section 10.2 continue in full force and effect for a period of five (5) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(b) Acquiror shall purchase for the benefit of the persons serving as executive officers and directors of the Company immediately prior to the Effective Time, directors’ and officers’ liability insurance coverage for six (6) years after the Effective Time, under the policy described on Schedule 10.2(b), with respect to acts or omissions occurring prior to the Effective Time which were committed by such executive officers and directors in their capacity as such

(“Tail Insurance”); provided that in no event shall Acquiror be required to expend annually in the aggregate an amount in excess of the annual premium for such Tail Insurance (the “Insurance Amount”); and provided, further, that if Acquiror is unable to maintain such policy (or such substitute policy) as a result of the preceding proviso, Acquiror shall obtain as much comparable insurance as is available for the Insurance Amount.

ARTICLE XI

DEFINITIONS

11.1	Certain Definitions.

For purposes of this Agreement, the following terms shall have the meanings specified in this Section 11.1:

“Acquiror” has the meaning set forth in the Preamble.

“Acquiror Documents” has the meaning set forth in Section 6.2.

“Acquiror Sub” has the meaning set forth in the Preamble.

“Acquiror Sub’s Knowledge” means the actual knowledge (i.e. the conscious awareness of facts or other information), after due and diligent inquiry, of the directors and officers of Acquiror Sub.

“Acquiror’s Knowledge” means the actual knowledge (i.e. the conscious awareness of facts or other information), after due and diligent inquiry of the directors and officers of Acquiror.

“Acquisition Proposal” means any proposal, offer or inquiry relating to (or any third party indication of interest in), whether in one transaction or a series of related transactions, (a) any sale or other disposition, directly or indirectly, by merger, consolidation, share exchange or any similar transaction, of the business or assets of the Company representing ten percent (10%) or more of the consolidated assets of the Company and its Subsidiaries, (b) any issuance, sale or other disposition by the Company (including by way of merger, consolidation, share exchange or any similar transaction) of securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing twenty percent (20%) or more of the votes associated with the outstanding voting equity securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than twenty percent (20%) of the consolidated assets of the Company, (c) any tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) would acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of twenty percent (20%) or more of the outstanding shares of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than twenty percent (20%) of the consolidated assets of the Company, (d) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than twenty percent (20%) of the consolidated assets of the Company or (e) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Acquisition Proposal” shall not include any of the transactions contemplated by this Agreement.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.

“Affiliated Person” means any director, executive officer or five percent (5%) or greater shareholder; spouse or other Person living in the same household of such director, executive officer or shareholder; or any Person in which any of the foregoing persons is an officer, trustee, five percent (5%) or greater shareholder, general partner or five percent (5%) or greater trust beneficiary.

“Agreement” has the meaning set forth in the Preamble.

“Aggregate Company Option Exercise Price” means the aggregate exercise price which would be payable by all holders of In-the-Money Options if all In-the-Money Options which are otherwise outstanding immediately prior to the Effective Time were exercised in full immediately prior to the Effective Time, whether or not vested.

“Board” means the Board of Directors of the Company.

“Business” means the business of the Company as conducted and as proposed to be conducted as of April 1, 2007, including without limitation the businesses conducted and proposed to be conducted by the Company’s Integration Solutions division and Rogue Wave Software division.

“Business Day” means any day of the year on which national banking institutions in New York are open to the public for conducting business and are not required or authorized to close.

“CareScience” means CareScience, Inc., a Pennsylvania corporation.

“CareScience SPA” means that certain Stock Purchase Agreement, dated as of March 30, 2007, by and among the Company, CareScience and Premier, Inc., pursuant to which the Company sold all of the outstanding capital stock of CareScience.

“Cash” means cash, cash equivalents and short-term investments held in the United States and up to (and not more than) $3,000,000 in cash, cash equivalents and short-term investment held outside the United States.

“Certificate” has the meaning set forth in Section 2.3(c).

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Certifications” has the meaning set forth in Section 5.6(b).

“Change in Recommendation” has the meaning set forth in Section 7.4.

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Common Stock” has the meaning set forth in Section 2.3 (a).

“Company” has the meaning set forth in the Preamble.

“Company 10-K” means the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2006, including the footnotes thereto, set forth in the Company 10-K.

“Company Board Recommendation” has the meaning set forth in Section 5.2.

“Company Documents” has the meaning set forth in Section 5.2.

“Company Equity Incentive Plans” has the meaning set forth in Section 2.3(b).

“Company ESPP” has the meaning set forth in Section 2.3(b).

“Company Financial Statements” means all of the financial statements of the Company and its Subsidiaries included in the Company Reports.

“Company Licensed Software” means all third party Software used by the Company.

“Company Option” has the meaning set forth in Section 2.3(b).

“Company Proprietary Software” means all Software owned by the Company.

“Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by or filed in the name of the Company.

“Company Reports” means all forms, reports, statements, information and other documents (as supplemented and amended since the time of filing) filed or required to be filed by the Company with the SEC since December 31, 2002, including the Company 10-K.

“Company Software” means the Company Licensed Software and the Company Proprietary Software.

“Company Termination Fee” has the meaning set forth in Section 4.4(b).

“Company’s Knowledge” means the actual knowledge (i.e. the conscious awareness of facts or other information), after due and diligent inquiry, of those Persons identified on Schedule 11.1(a).

“Confidential Information” means any data or information of the Company (including trade secrets) that is valuable to the operation of the Company and not generally known to the public or competitors.

“Contract” means any written contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease or license.

“Current Offering(s)” has the meaning set forth in Section 2.3(b).

“Debt Commitment Letters” has the meaning set forth in Section 6.5(b).

“Debt Financing” has the meaning set forth in Section 6.5(b).

“Delaware Law” has the meaning set forth in the Preamble.

“Dissenting Shares” has the meaning set forth in Section 2.3(e).

“Documents” means all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, budgets, forecasts, ledgers, journals, title policies, customer and supplier lists, regulatory filings, operating data and plans, technical documentation

(design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.) marketing documentation (sales brochures, flyers, pamphlets, web pages, etc.), and other similar materials whether or not in electronic form; provided that “Documents” shall not include duplicate copies of such Documents retained by the Company or its Affiliates subject to the obligations relating to the use and disclosure thereof set forth in this Agreement.

“Effective Time” has the meaning set forth in Section 1.3.

“Employee” means all individuals including common law employees, independent contractors and individual consultants, as of April 1, 2007, who are employed or engaged by the Company or any ERISA Affiliate, together with individuals who are hired after April 1, 2007 and prior to the Closing.

“Employee Plan” has the meaning set forth in Section 5.14(a).

“Encumbrance” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude or transfer restriction.

“Environmental Law” means any Law that requires or relates to any Hazardous Material or protection of natural resources or the environment, including but not limited to the federal Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.

“Equity Funding Letter” has the meaning set forth in Section 6.5(b).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliates” means the Company or any Subsidiary or any other Person or entity that, together with the Company or any Subsidiary, is or was treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 3.1.

“Exchange Fund” has the meaning set forth in Section 3.1.

“Financing” has the meaning set forth in Section 6.5(b).

“Financing Commitments” has the meaning set forth in Section 6.5(b).

“First Albany” has the meaning set forth in Section 5.25.

“Former Employee” means all individuals (including common law employees, independent contractors and individual consultants) who were employed or engaged by the Company or any ERISA Affiliate but who are no longer so employed or engaged on April 1, 2007.

“Fully Diluted Shares” means an amount equal to the sum of (a) the total number of shares of Common Stock outstanding immediately prior to the Effective Time, plus (b) the total number of shares of Common Stock that all In-the-Money Options outstanding immediately prior to the Effective Time are exercisable into at such time and without any withholding of shares to pay the exercise price or Taxes.

“GAAP” means generally accepted accounting principles in the United States as of April 1, 2007, consistently applied in accordance with the Company’s past practices.

“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, federal, state, or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

“Guarantee” has the meaning set forth in Section 6.5(c).

“Hazardous Materials” means any waste or other substance that is listed, defined, designated, or classified as, or otherwise determined to be, hazardous, radioactive, or toxic or a pollutant or a contaminant under or pursuant to any Environmental Law, including any mixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and friable asbestos or friable asbestos-containing materials.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person means, without duplication, (a) the principal of and, accreted value and accrued and unpaid interest in respect of (i) indebtedness of such Person for money borrowed and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments the payment of which such Person is responsible or liable; (b) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities); (c) all obligations of the type referred to in clauses (a) and (b) of any Persons the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise; and (d) all obligations of the type referred to in clauses (a) through (c) of other Persons secured by any Encumbrance on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Indemnified Matter” has the meaning set forth in Section 10.2(a).

“Indemnified Parties” has the meaning set forth in Section 10.2(a).

“Intellectual Property” means (a) all United States and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals and continuations thereof, (b) all inventions (whether patentable or not), invention disclosures, improvements, mask works, trade secrets, manufacturing processes, test and qualification processes, designs, schematics, proprietary information, know-how, technology, technical data and customer lists; (c) all works of authorship (whether copyrightable or not), copyrights, copyright registrations and applications therefor throughout the world, (d) all industrial designs and any registrations and applications therefor throughout the world, (e) all Software and (f) all internet uniform resource locators, domain names, trade names, logos, slogans, designs, trade dress, common law trademarks and service marks, and trademark and service mark and trade dress registrations and applications therefor throughout the world.

“In-the-Money Option” has the meaning set forth in Section 2.3(b).

“IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of Treasury.

“Law” means any foreign, federal, state, local law, statute, code, ordinance, rule or regulation.

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits or proceedings (public or private) by or before a Governmental Body.

“Lender” has the meaning set forth in Section 6.5(b).

“Liability” means any debt, liability or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due), and including all costs and expenses relating thereto.

“Losses” means all losses, liabilities, claims, demands, judgments, damages (excluding incidental and consequential damages), fines, suits, actions, costs and expenses.

“Material Adverse Effect” means a material adverse effect on (a) the Business, assets, properties, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries (taken as a whole) or (b) on the ability of the Company to consummate the transactions contemplated by this Agreement; other than an effect resulting from any one or more of the following: (i) the effect of any change in the United States or foreign economies or securities or financial markets in general (to the extent such effect is not disproportionate with respect to the Company in any respect); (ii) the effect of any change that generally affects any industry in which the Company operates (to the extent such effect is not disproportionate with respect to the Company in any material respect); (iii) the effect of any change arising in connection with earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of April 1, 2007 (to the extent such effect is not disproportionate with respect to the Company in any material respect); (iv) any matter that is disclosed in this Agreement, including Schedules and Exhibits hereto as of the date of execution; (v) the effect of any changes in applicable Laws or accounting rules (to the extent such effect is not disproportionate with respect to the Company in any material respect); or (vi) any effect directly attributable to the announcement of this Agreement or compliance with and performance of this Agreement and the transactions contemplated by this Agreement.

“Material Contract” has the meaning set forth in Section 5.12.

“Merger” has the meaning set forth in the Preamble.

“Multiemployer Plan” has the meaning set forth in Section 5.14(c).

“Option Agreement” has the meaning set forth in Section 2.3(c).

“Option Merger Consideration” has the meaning set forth in Section 2.3(b).

“Order” means any consent, order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body.

“Ordinary Course of Business” means the ordinary and usual course of normal day-to-day operations of the Company and the Business.

“Outside Date” has the meaning set forth in Section 4.1(b).

“Parent” means Battery Ventures VII, L.P., a Delaware limited partnership.

“Party” including “Parties” has the meaning set forth in the Preamble.

“Per Share Merger Consideration” means an amount equal to (a) the sum of (i) the Total Merger Consideration plus (ii) the Aggregate Company Option Exercise Price divided by (b) the number of Fully Diluted Shares.

“Permits” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Body.

“Permitted Encumbrances” means (a) all defects, exceptions, restrictions, easements, rights of way and encumbrances affecting real property that are disclosed in policies of title insurance, (b) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, for which adequate reserves have been established in accordance with GAAP (c) mechanics’, carriers’, workers’, repairers’ and similar Encumbrances arising or incurred in the Ordinary Course of Business, (d) zoning, entitlement and other land use and environmental regulations by any Governmental Body, (e) title of a lessor under a capital or operating lease; (f) such other imperfections in title, charges, easements, restrictions and encumbrances that are immaterial, individually and in the aggregate, and (g) in the case of Software, non-exclusive licenses granted in the Ordinary Course of Business.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Proxy Statement” has the meaning set forth in Section 5.4(b).

“Publicly Available Software” has the meaning set forth in Section 5.17(n).

“Purchased Intellectual Property” means all Intellectual Property that is owned by or licensed to the Company, including the Company Software and the Company Registered Intellectual Property.

“Real Property Leases” has the meaning set forth in Section 5.10(a).

“Registered Intellectual Property” means all United States and foreign: (a) patents and patent applications (including provisional applications), (b) registered trademarks, service marks and trade dress, and applications to register trademarks, service marks and trade dress, (c) registered copyrights and applications to register copyrights and (d) domain name registrations.

“Release” shall have the meaning as set forth in the Comprehensive, Environmental Response Compensation Act, 42 U.S.C. § 9601 et seq.

“Requisite Shareholder Vote” means the affirmative vote of the holders of a majority of the outstanding shares of the Common Stock of the Company.

“Rights Agreements” has the meaning set forth in Section 5.5(c).

“Rights Plan” means that certain Preferred Stock Rights Agreement, dated as of July 24, 2000, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Shareholder” means a shareholder of the Company.

“Software” means all computer software programs, together with any error corrections, updates, modifications, or enhancements thereto, in both machine-readable form and human-readable form.

“Special Meeting” has the meaning set forth in Section 7.4.

“Subsidiary” means any Person of which a majority of the outstanding share capital, voting securities or other voting equity interests are owned, directly or indirectly, by the Company.

“Superior Proposal” means a bona fide written Acquisition Proposal (on its most recently amended and modified terms, if amended and modified) for not less than seventy-five percent (75%) of the outstanding shares of Common Stock or all or substantially all of the assets of the Company and its Subsidiaries made by any Person that the Board determines in its good faith judgment by a majority vote (after consultation with the Company’s legal advisor and a financial advisor of nationally recognized reputation and after taking into account all of the terms and conditions of the Acquisition Proposal, including break-up fees, the conditions to the consummation of the Acquisition Proposal and the financing terms of such Acquisition Proposal) to be more favorable to the Company’s shareholders than the transactions contemplated by this Agreement from a financial point of view and is reasonably likely to be consummated.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Tax Return” means all returns, declarations, reports, forms, estimates, information returns, claims for refund statements or other documents (including any related or supporting information or amendments) filed or required to be filed with or supplied to any Governmental Body in connection with any Taxes.

“Taxes” (including the term “Tax”) means all taxes, charges, fees, duties, levies, penalties or other assessments, including, without limitation, income, gross receipts, excise, real and personal property, sales, transfer, license, payroll, withholding, social security, franchise, unemployment insurance, workers’ compensation, employer health tax or other taxes, imposed by any Governmental Body and shall include any interest, penalties or additions to tax attributable to any of the foregoing.

“Total Merger Consideration” has the meaning set forth in Section 2.1.

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and the rules and regulations promulgated thereunder.

“Working Capital” means the difference between the value of current assets and current liabilities as of March 31, 2007, in accordance with GAAP and as reported on the Company’s Form 10-Q for the first quarter ending March 31, 2007. In determining current assets and current liabilities hereunder, (i) all normal and recurring monthly accounting entries required by GAAP shall be taken into account and all material errors and omissions shall be corrected, (ii) all proper adjustments shall be made as if the determination were being made in accordance with GAAP consistent with the Company’s past practices and procedures, and (iii) all appropriate reserves for all current liabilities for which reserves are appropriate in accordance with GAAP shall be included in the calculation.

11.2 Other Definitional and Interpretive Matters.

Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(a) Calculation of Time Period. When calculating the period of time before which, within which or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(b) Dollars. Any reference in this Agreement to $ shall mean U.S. dollars.

(c) Exhibits/Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Disclosure of any item on any Schedule shall not constitute an admission or indication that such item or matter is material or would have a Material Adverse Effect. No disclosure on a Schedule relating to a possible breach or violation of any Contract, Law or Order shall be construed as an admission or indication that breach or violation exists or has actually occurred. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

(d) Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(e) Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(f) Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(g) Including. The word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(h) Reflected On or Set Forth In. An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or Company Financial Statements, to the extent any such phrase appears in such representation or warranty, if (a) there is a reserve, accrual or other similar item underlying a number on such balance sheet or Company Financial Statements that related to the subject matter of such representation, (b) such item is otherwise specifically set forth on the balance sheet or Company Financial Statements or (c) such item is reflected on the balance sheet or Company Financial Statements and is specifically set forth in the notes thereto.

11.3 Interpretation.

The Parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE XII

MISCELLANEOUS

12.1 Confidentiality.

Each of the Company and Acquiror agrees that, unless and until the transactions contemplated hereby shall have been consummated, the letter agreement regarding confidentiality dated as of November 16, 2006, by and among Acquiror and the Company, shall remain in full force and effect.

12.2 Notices.

All notices, requests and other communications hereunder to a Party shall be in writing and shall be deemed to have been given (a) on the Business Day sent, when delivered by hand, electronic mail or facsimile transmission (with confirmation) during normal business hours or (b) on the Business Day following the Business Day of sending, if delivered by an overnight courier recognized as providing services nationally in the United States, in each case to such Party at its address (or number) set forth below or such other address (or number) as the Party may specify by notice to the other Parties hereto:

If to Acquiror:

Quartzite Holdings, Inc.

c/o Battery Ventures VII, L.P.

Reservoir Woods

930 Winter Street, Suite 2500

Waltham, MA 02451

Facsimile: (781) 478-6601

Attention: David Tabors

With a copy (which shall not constitute notice) to:

Sullivan & Worcester LLP

One Post Office Square

Boston, MA 02109

Facsimile: (617) 338-2880

Attention: Alfred L. Browne III, Esq.

If to the Company:

Quovadx, Inc.

7600 E. Orchard Road, Suite 300-S

Greenwood Village, CO 80111

Facsimile: (303) 488-9705

Attention: President and Chief Executive Officer

With a copy (which shall not constitute notice) to:

Hogan & Hartson L.L.P.

One Tabor Center

1200 Seventeenth Street, Suite 1500

Denver, CO 80202

Facsimile: (303) 899-7333

Attention: Paul Hilton

12.3 Severability.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, (a) the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible and (b) the remainder of this Agreement and the application of such provision to other Persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

12.4 Entire Agreement; No Third-Person Beneficiaries.

This Agreement (including the Schedules and Exhibits hereto), the Company Documents, and the Acquiror Documents constitute the entire agreement between the Parties with respect to the transactions contemplated hereby and supersede all prior agreements, written or oral, among the Parties with respect to the subject matter of this Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied on by any Party in entering into this Agreement. Nothing in this Agreement, expressed or implied, is intended to confer on any Person, other than the Parties hereto or their respective successors, any rights, remedies, obligations or liabilities.

12.5 Waiver; Amendment.

Any provision of this Agreement may be amended or waived, but only if the amendment or waiver is in writing and signed by the Party or Parties that would have benefited by the provision waived or amended. No action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

12.6 Assignment.

Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties, and any purported assignment in violation of this Section 12.6 will be void; provided, however, that Acquiror and Acquiror Sub may assign this Agreement (and its rights and obligations hereunder), in whole or in part, to any direct or indirect wholly owned Subsidiary of Acquiror; provided, further, so long as Acquiror remains primarily liable hereunder, the Company will cooperate in good faith with Acquiror to structure, simultaneously with the Closing, any disposition of the stock or assets of Rogue Wave Software, Inc. that Acquiror may reasonably request in connection with the transactions contemplated by the Debt Commitment Letters. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties hereto and their respective heirs, personal representatives, successors and permitted assigns.

12.7 Expenses.

Except as otherwise provided in this Agreement, each Party will bear all expenses incurred by it in connection with this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby. Notwithstanding the foregoing, whether or not the Merger is consummated, Acquiror and the Company shall share equally all fees and expenses, other than attorneys’ and accountants’ fees and expenses, incurred in connection with filings required under the HSR Act (including the HSR filing fee).

12.8 Specific Performance.

Without limiting or waiving in any respect any rights or remedies of Acquiror under this Agreement now or hereafter existing at law in equity or by statute, Acquiror shall be entitled to such specific performance of the obligations to be performed by the other Parties in accordance with the provisions of this Agreement. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any Party may have under this Agreement or otherwise.

12.9 Governing Law; Disputes.

This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), shall be governed by and construed in accordance with the internal laws of the State of Delaware. Any action against any Party relating to the foregoing shall be brought exclusively in a federal or state court of competent jurisdiction located within the State of Delaware and the Parties hereto hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within the State of Delaware over any such action. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such action brought in such court or any defense of inconvenient forum for the maintenance of such action.

12.10 Counterparts.

This Agreement may be executed in any number of counterparts, each of which will constitute an original and all of which, when taken together, will constitute one agreement. Any signature pages of this Agreement transmitted by telecopier will have the same legal effect as an original executed signature page.

[Signature Page to Follow]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective authorized officers as of the date first written above.

COMPANY:

QUOVADX, INC., a Delaware corporation

By:	/s/ Harvey A. Wagner
Name:	Harvey A. Wagner
Title:	President and Chief Executive Officer

ACQUIROR:

QUARTZITE HOLDINGS, INC., a Delaware corporation

By:	/s/ R. David Tabors
Name:	R. David Tabors
Title:	President

ACQUIROR SUB:

QUARTZITE ACQUISITION SUB, INC., a Delaware corporation

By:	/s/ R. David Tabors
Name:	R. David Tabors
Title:	President

SIGNATURE PAGE TO AMENDED AND RESTATED MERGER AGREEMENT